12/9

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02060769

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Artel Solutions Group Holdings Limited

*CURRENT ADDRESS Unit 1299, 12th Floor
HITEC, No. 1 Trademart Drive
Kowloon Bay, Kowloon
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

FILE NO. 82- 34697 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/26

ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)



Annual Report 2001

Contents

EXECUTIVE DIRECTORS

Mr. Yu Pen Hung *(Chairman)*
Ms. Chen Lee Shu *(Vice Chairlady)*
Mr. Yu Chi Ming, Frederick

NON-EXECUTIVE DIRECTORS

Dr. Liu James Juh
Ms. Hu Gin Ing

REGISTERED OFFICE

Century Yard
Cricket Square, Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands
British West Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Unit 1299, 12th Floor
HITEC
No. 1 Trademart Drive
Kowloon Bay
Kowloon
Hong Kong

COMPANY SECRETARY

Mr. Chung Wai Man, *FCCA, AHKSA*

LEGAL ADVISOR

Fairbairn Catley Low & Kong

AUDITORS

Deloitte Touche Tohmatsu

AUDIT COMMITTEE

Dr. Liu James Juh
Ms. Hu Gin Ing

PRINCIPAL BANKERS

Hang Seng Bank Limited
The Hong Kong and Shanghai Banking Corporation Limited

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Bank of Butterfield International (Cayman) Limited
P.O. Box 705
Butterfield House
Fort Street George Town
Grand Cayman
Cayman Islands
British West Indies

HONG KONG BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Standard Registrars Limited
5/F Wing On Centre
111 Connaught Road Central
Central
Hong Kong

WEBSITE

www.artelholdings.com

STOCK CODE

931

On behalf of the Board of Directors (the "Board"), I am pleased to present the annual report of Artel Solutions Group Holdings Limited (the "Company") for the year ended 31 December 2001.

Results

Summary of the financial results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001 are as follows:

- Turnover was approximately HK$1,415 million, representing an increase of approximately 45%;
- Profit before taxation was approximately HK$140 million, representing an increase of approximately 46%;
- Net profit for the year attributable to shareholders was approximately HK$117 million, representing an increase of approximately 45%; and
- Proposed final dividend per share was HK$0.02.

Dividend

An interim dividend of HK$60,000,000 was declared and paid by a subsidiary to the then shareholder of that subsidiary before the reorganization of the Group in preparation for the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Board has recommended the payment of a final dividend of HK$0.02 per share. Subject to the approval of the shareholders in the Annual General Meeting, the final dividend will be paid on or before 15 June 2002 to registered shareholders.

Closure of Register of Members

The Register of Members of the Company will be closed from 24 May 2002 to 30 May 2002, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Branch Registrar in Hong Kong, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 23 May 2002 in order to qualify for the proposed final dividend.

Business and Operation Review

The year 2001 continued to be a good year for the Group's business and performance. Turnover increased by approximately 45% from approximately HK$979 million to HK$1,415 million. Net profit for the year increased by approximately 45% from approximately HK$81 million to HK$117 million.

The Group has achieved a significant growth in its distribution business, in particular for the sales of boxed central processing units ("CPU") supplied by Intel. The growth of boxed CPU sales was largely attributable to the increasing demand in Hong Kong and China markets as well as the strengthening of the channel network of the Group in the PRC. The boxed CPU are mainly sold to the clone personal computer ("PC") makers and the Do-It-Yourself market in the PRC. In 2001, the Group continued to be one of the major distributors, in terms of unit volume and dollar value, of Intel's boxed CPU in the Asia Pacific region.

Apart from distribution business, the Group has also developed its e-enabling solutions business. The Group observes that there will be a surging demand for e-enabling solutions, in particular mobile and wireless solutions, in the coming years. The Group has therefore formed a special team to focus on the provision of mobile and wireless solutions and some projects with PRC telecommunications and airport companies are under discussion.

Future Plans and Prospect

The computer component and networking product markets in the Greater China region, especially in the PRC, is expected to grow significantly in the coming few years. Due to the PRC's entry into the WTO, it is anticipated that there will be an increasing number of computer hardware and software vendors trying to penetrate the PRC market. The Group will be best positioned to work with these companies by forming strategic alliances such that they may leverage on the established distribution network of the Group. In return, the Group may broaden its product scope and revenue sources and enhance its technical capability.

Starting from January 2002, in addition to boxed CPU, the Group has been granted the distribution right by Intel to sell Intel CPU in tray package ("tray CPU") in the PRC. The target customers of tray CPU are regional and small original equipment manufacturers of PC in the PRC. The Group believes that the tray CPU sales in the PRC will increase significantly in 2002 which will give an additional stable source of revenue to the Group. The Group is also confident that it can obtain a significant market share in the PRC tray CPU market.

In 2002, the Group has formulated its marketing strategies to improve its brand name recognition. In January 2002, the Group started to distribute its own brand name "Arcon" motherboards via a co-operative arrangement with a major motherboard manufacturer in Taiwan. Under the co-operative arrangement, the motherboard manufacturer undertakes to design and manufacture the Arcon motherboards while the Group will distribute the Arcon motherboards to the PRC markets.

The Group believes that with the development of the new generation mobile communication technology, consumers and enterprises will soon be able to shop, do business and access information by mobile communication. Mobile and wireless business will become the latest mode of operation for enterprises. To cater for this business trend and in an effort to provide enterprises with a comprehensive mobile solution, the Group, apart from cooperating with Intel in the area of wireless application, is also forming business alliances with other system developers of mobile business application solutions.

Corporate Governance

The Directors are of the opinion that the Company has been in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the year after the Listing of the Company's shares on the Stock Exchange.

Purchase, Sale or Redemption of the Company's Listed Securities

The Company did not redeem any of the Company's shares during the above financial year. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's shares during the year.

Acknowledgement

On behalf of the Board, I would like to take this opportunity to extend my gratitude to all my fellow directors and staff for their valuable commitment and hard work. I would like also to express my sincere thanks to our business partners for their support in the past years.

Yu Pen Hung
Chairman
Hong Kong, 24 April 2002

Group Reorganization

Apart from the Group Reorganization in preparation for the listing of the Company's shares on the Main Board of the Stock Exchange, there were no material acquisitions or disposal of subsidiaries and associated companies during the year. Details of the Group Reorganization are set out in the prospectus issued by the Company dated 12 October 2001.

Operations Review

The Group's turnover was approximately HK$1,415 million for the year ended 31 December 2001, representing an increase of approximately 45% over the previous year. The increase was mainly due to the surge in market demand for CPU and motherboards in Hong Kong and the PRC. Approximately 96% and 4% of the total turnover was generated from the Group's distribution business and e-enabling solutions business respectively.

Operating expenses increased from approximately HK$20 million in 2000 to approximately HK$27 million in 2001, which was mainly due to the increase in the salary expenses as a result of increase in the number of employees to cope with the business growth.

Increase in the finance cost from approximately HK$588,000 in 2000 to approximately HK$7,478,000 in 2001 was mainly due to increase in bank loan interest to finance the increase in the Group's purchases.

As a result of the increased turnover and improved gross profit margin, profit before taxation increased from approximately HK$96 million in 2000 to approximately HK$140 million in 2001.

Increase in taxation from HK$15 million in 2000 to HK$23 million in 2001 was in line with the increase in the profit before taxation.

As a result, the net profit for the year attributable to shareholders increased from approximately HK$81 million in 2000 to approximately HK$117 million in 2001, representing approximately an increase of 45%.

Liquidity and Financial Resources

The Group had total cash and bank balances (including pledged bank deposits) of approximately HK$167 million as at 31 December 2001 (2000: HK$60 million). After deducting short-term bank loans and overdrafts of approximately HK$91 million as at 31 December 2001 (2000: Nil), the Group recorded a net cash balance of approximately HK$76 million as at 31 December 2001 as compared to HK$60 million as at 31 December 2000. The short-term bank loans were applied to finance the purchase of the stocks of the Group. The gearing ratio of the Group, as calculated by dividing the total interest bearing debts by the net asset value of the Group, is 0.25:1 as at 31 December 2001. As there were no interest bearing debts as at 31 December 2000, no gearing ratio is presented for that year.

The Group recorded total current asset value of approximately HK$629 million as at 31 December 2001 (2000: HK$431 million) and total current liability value of approximately HK$269 million as at 31 December 2001 (2000: HK$308 million). The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value, is 2.3 as at 31 December 2001 (2000: 1.4). The improvement of the current ratio was mainly due to the profit earned and retained during the year, a large reduction of account payables and the retention of the net proceeds obtained by the Group upon the listing of the Company's shares on the Stock Exchange in October 2001.

The Group recorded an increase in shareholders' funds from approximately HK$124 million as at 31 December 2000 to approximately HK$362 million as at 31 December 2001.

Treasury Policies

The Group generally finances its operations with internally generated resources and banking facilities provided by banks in Hong Kong. The banking facilities are mainly trust receipt loans and invoice finance of tenor up to 120 days from the invoice date. The bank interest rates are mainly fixed by reference to either the Hong Kong Prime rate or the Hong Kong Interbank Borrowing rate for Hong Kong dollar loans and by reference to Singapore or London Interbank Borrowing rate for United States dollar loans.

Bank deposits of the Group are either in Hong Kong dollars or United States dollars.

Transactions of the Group are mainly denominated either in Hong Kong or United States dollars. The risk of exposure to fluctuations in exchange rates is therefore low. The Group did not do any hedging for the foreign currency transactions during the year.

Charges on Assets

In accordance with the terms of the distribution agreement entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. In addition, certain of the Group's bank deposits were pledged to its bankers to secure certain banking facilities granted to the Group. Please refer to note 26 to the financial statements on page 42 for more details.

Investments

The Group did not hold any significant investments nor had any major capital expenditure during the year.

Contingent Liabilities

As at 31 December 2001, the Group did not have any significant contingent liabilities.

Employees

As at 31 December 2001, the Group had 70 full time employees.

The Group remunerated its employees mainly based on the industry practice, individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes.

Audit Committee

The Company established an audit committee (the "Committee") on 29 August 2001. The Group's financial statements for the year ended 31 December 2001 have been reviewed by the Committee. The principal activities of the Committee include the review and supervision of the Group's financial reporting process and internal controls.

EXECUTIVE DIRECTORS

Mr. Yu Pen Hung, aged 39, is the founder of the Group and the chairman and chief executive officer of the Company. Before founding the Group in 1995, Mr. Yu was engaged in the distribution of computer components in Taiwan. Mr. Yu has been engaged in the distribution business of computer components for around 13 years in both Taiwan and Hong Kong. Mr. Yu is responsible for the overall management and strategic planning of the Group.

Ms. Chen Lee Shu, aged 43, is the vice chairlady of the Group. Ms. Chen is responsible for the sales and marketing activities of the Group in Hong Kong. Ms. Chen graduated from Ocean University, Taiwan. Prior to joining the Group in May 1998, she has over 12 years of experience in sales and marketing of electronic products.

Mr. Yu Chi Ming, Frederick, aged 45, is the chief operating officer of the Group who is mainly responsible for supervising e-enabling solutions integration projects and establishing strategic alliances for the Group. Mr. Yu holds a bachelor degree in business administration from the Chinese University of Hong Kong and has over 13 years of corporate banking experience and held senior positions in various international banks in Hong Kong. After leaving the banking field, Mr. Yu had served as the general manager of a system integration company and a major distributor of international branded networking products in the PRC for 4 years. Mr. Yu joined the Group in August 2000.

NON-EXECUTIVE DIRECTORS

Dr. Liu James Juh, aged 53, is the chairman and chief executive officer of Base Technology Group Inc.. Dr. Liu is one of the international board members of international association of science park headquarters in Malaga, Spain, one of the listing committee members of the Growth Enterprise Market of the Stock Exchange, one of the vetting committee members (general support fund) of Innovation and Technology Fund in Hong Kong, the Chairman of Research Grants Council Co-operation Research Centres Sub-Committee in Hong Kong. Dr. Liu is also the visiting scholar of Cambridge University, the United Kingdom. Dr. Liu holds a doctor of philosophy degree from Syracuse University of the United States. Dr. Liu was appointed as an independent non-executive Director on 1 June 2001.

Ms. Hu Gin Ing, aged 43, is the chief executive officer of Netdirect Incorporation and a director of Fee Tang (China) Production Limited. Ms. Hu holds a bachelor degree from National Taiwan University, majoring in foreign language, a master degree in sciences from Barry University, US, and a master degree in business administration from Florida International University, US. Ms. Hu is a fellow member of the Association of Chartered Certified Accountants in the state of Maryland, US and an associate member of the Hong Kong Society of Accountants. Ms. Hu is also a certified accountant in US and has over nine years of experience in accounting and finance. Ms Hu was appointed as an independent non-executive Director on 1 June 2001.

SENIOR MANAGEMENT

Mr. Chung Wai Man, aged 38, chief financial controller of the Group. Mr. Chung holds a master degree in international business management from the City University of Hong Kong and a bachelor degree (honours) in social sciences majoring in economics from the University of Hong Kong. Mr. Chung is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants. Prior to joining the Group in September 2000, he was a manager in an international accounting firm.

Mr. Vincent Ho, aged 44, the sales director of the network infrastructure solution division of the Group. Mr. Ho holds a bachelor degree in computer science from Tam Kang University of Taiwan. Mr. Ho has over 17 years of IT experience and held senior positions, in various system integration companies in Taiwan. Mr. Ho has extensive experience in software development, sales, marketing and project and product management. Mr. Ho joined the Group in January 2001.

Mr. Tuan Chia Shang, aged 32, is the director of the product marketing division of the Group. Mr. Tuan holds a master degree in business administration from National Cheng Kung University, Taiwan. Mr. Tuan joined the Group in March 2000.

Mr. Su I Chiang, aged 35, is the sales director of the resale-product division of the Group. Mr. Su graduated from Tam Kang University, Taiwan majoring in mechanical engineering. Mr. Su joined the Group in July 1999.

The directors present their first report and the audited financial statements for the period from 5 December 2000 (date of incorporation) to 31 December 2001.

CORPORATE REORGANISATION AND LISTING OF THE COMPANY'S SHARES ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

The Company was incorporated in the Cayman Islands with limited liability on 5 December 2000 under the Companies Law (2001 Second Revision) Chapter 22 of the Cayman Islands. Pursuant to a group reorganisation of the Group in preparation for the listing of the Company's shares on the Stock Exchange, the Company became the holding company of the Group on 29 August 2001. Details of the group reorganisation are set out in the paragraph headed "Group Reorganisation" in appendix V of the prospectus of the Company dated 12 October 2001.

The shares of the Company have been listed on the Stock Exchange since 24 October 2001.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The principal activities of its subsidiaries are set out in note 30 to the financial statements.

CHANGE OF NAME

Pursuant to the special resolution of the shareholders on 26 July 2001, the Company changed its name from Arcon Group Holdings Limited to Artel Solutions Group Holdings Limited with effect from 27 July 2001.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2001 are set out in the consolidated income statement on page 20 of the annual report.

An interim dividend amounting to HK$60,000,000 was declared and paid before the Group Reorganisation by a subsidiary to the then shareholder of that subsidiary.

The directors recommend the payment of a final dividend of HK$0.02 per share to the shareholders on the register of members on 23 May 2002, amounting to HK$32 million, and the retention of the remaining profit for the year.

FINANCIAL SUMMARY

A summary of the results and assets and liabilities of the Group for each of the four years ended 31 December 2001 is set out on page 47 of the annual report.

PLANT AND EQUIPMENT

Details of the movements during the year in the plant and equipment of the Group are set out in note 14 to the financial statements.

SHARE CAPITAL

Details of movements in the authorised, issued and fully paid share capital of the Company during the period are set out in note 21 to the financial statements.

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

SHARE OPTION SCHEME

The Company's share option scheme (the Scheme) was adopted pursuant to a resolution passed on 29 August 2001 for the purpose of recognition of the contribution from directors and eligible employees of the Group, and will expire in August 2011. Under the Scheme, the board of directors of the Company may grant options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the Scheme, when aggregated with any shares subject to any other schemes is not permitted to exceed 10% of the issued share capital of the Company immediately upon the listing of the shares on the Stock Exchange, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual in aggregate in any 12-month period is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the expiry of 6 months from the date of acceptance of the share option to such date as determined by the board of directors but in any event not exceeding 10 years. The exercise price is determined by the directors of the Company, and will not be less than the higher of the average closing price of the shares for the five business days immediately preceding the date of grant or the closing price of the shares on the date of grant.

No option was granted by the Company during the period since the adoption of the Scheme.

RESERVES

Details of movements in the reserves of the Group and of the Company during the year/period are set out in note 22 to the financial statements.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors of the Company since its date of incorporation and up to the date of this report were:

Executive directors:

Yu Pen Hung	(appointed on 29 December 2000)
Chen Lee Shu	(appointed as alternative director to Yu Pen Hung or Chao Wei Neng, William on 29 December 2000, resigned on 2 May 2001 and re-appointed as an executive director on 1 June 2001)
Yu Chi Ming, Frederick	(appointed on 1 June 2001)
Chen Chih Ming	(appointed on 1 June 2001 and resigned on 31 January 2002)
Chao Wei Neng, William	(appointed on 29 December 2000 and resigned on 2 May 2001)
Neil T. Cox	(appointed on 5 December 2000 and resigned on 29 December 2000)

Independent non-executive directors:

Liu James Juh	(appointed on 1 June 2001)
Hu Gin Ing	(appointed on 1 June 2001)

In accordance with the provisions of the Company's Articles of Association, Mr. Yu Chi Ming, Frederick will retire at the forthcoming Annual General Meeting and, being eligible, offers himself for re-election.

Each of the executive directors has entered into a service agreement with the Company under which they are to act as executive directors for an initial term of two years commencing from 1 September 2001 and shall continue thereafter until terminated by either party giving to the other not less than three calendar months' notice in writing. All executive directors may also be entitled to a management bonus provided that the aggregate amount of the bonuses payable to all the executive directors for any financial year of the Company may not exceed 5% of the audited consolidated or combined net profit of the Group (after taxation, minority interest and payment of such bonuses but excluding extraordinary items) in respect of that financial year of the Company. The directors' entitlement to the management bonus in respect of the year ended 31 December 2001 is conditional upon the combined net profit of the Company (after taxation, minority interest and payment of such bonuses but before extraordinary items) for that year exceeding HK$113,000,000.

Each of the independent non-executive directors was appointed for a period of two years commencing on the respective appointment date.

Save as disclosed above, none of the directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN SECURITIES

As at 31 December 2001, the interests of the directors and chief executives and their associates in the securities of the Company and its associated corporations ("securities" and "associated corporations" as defined in the Securities (Disclosure of Interests)) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Interest in the Company's shares

Name	Personal interests	Family interests	Corporate interests	Other interests	Total no. of shares
Mr. Yu Pen Hung	–	–	1,200,000,000 *(note)*	–	1,200,000,000

Note: These shares are held by E-Career Investments Limited, a company incorporated in the British Virgin Islands ("BVI") and wholly owned by Mr. Yu Pen Hung.

In addition to the above, the following directors held interests in the non-voting deferred shares of a wholly owned subsidiary of the Company as at 31 December 2001 as follows:

Name of subsidiary	Name of directors	Number of non-voting deferred shares held
Artel Industries Limited	Mr. Yu Pen Hung	6,400,000 shares of HK$1 each
	Mr. Chao Wei Weng, William	1,600,000 shares of HK$1 each

Other than as disclosed above and certain nominee shares in subsidiaries held by the directors in trust for the Group, none of the directors or chief executives, or their associates, had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance as recorded in the register as at 31 December 2001 maintained under Section 29 of the SDI Ordinance.

At no time during the period was the Company, its holding company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of the Company or any other body corporate and none of the directors, or their spouses or children under the age of 18, had any rights to subscribe for securities of the Company, or had exercised any such rights.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than the issue of shares of the Company pursuant to the Group Reorganisation mentioned above, at no time during the period was the Company, its holding company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company, its holding company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2001, in addition to those interests as disclosed above in respect of the directors, the Company had been notified of the following interests, being 10% or more in the issued share capital of the Company directly or indirectly according to the register of substantial shareholders required to be maintained under section 16(1) of the SDI Ordinance:

Name	Number of shares	Approximate percentage of holding
E-Career Investments Limited *(note)*	1,200,000,000	75%
Mr. Yu Pen Hung *(note)*	1,200,000,000	75%

Note: The entire issued share capital of E-Career Investments Limited is beneficially owned by Mr. Yu Pen Hung. Therefore both E-Career Investments Limited and Mr. Yu Pen Hung are deemed to have the duplicate interests in the share capital of the Company by virtue of section 8 of the SDI Ordinance.

Other than as disclosed above, the Company has not been notified of any other interests representing 10% or more of the Company's issued share capital as at 31 December 2001.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the five largest customers of the Group accounted for about 67% of the turnover of the Group and the largest customer accounted for about 47.8% of the total turnover.

The five largest suppliers of the Group in aggregate accounted for about 100% of its purchases for the year. Purchases from the largest supplier accounted for about 93.2% of its purchases.

None of the directors, their respective associates, or any shareholders (which to the knowledge of the directors own more than 5% of the Company's share capital) has any interest in any of the five largest customers and the five largest suppliers of the Group for the financial year ended 31 December 2001.

All transactions between the Group and its customers were carried out on normal commercial terms.

RETIREMENT BENEFITS SCHEMES

The Group strictly complies with the Mandatory Provident Fund Ordinance in making mandatory contributions for its staff in Hong Kong and retirement plans for those staff in other jurisdictions.

POST BALANCE SHEET EVENTS

There is no significant event occurring after the balance sheet date.

CORPORATE GOVERNANCE

The Company has complied throughout the period ended 31 December 2001 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange.

PRE-EMPTIVE RIGHTS

There are no provision for pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

AUDITORS

Messrs. Deloitte Touche Tohmatsu were appointed as auditors of the Company during the period. A resolution will be submitted to the annual general meeting of the Company to re-appoint them as auditors.

On behalf of the Board
Yu Pen Hung
Chairman

24 April 2002

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE MEMBERS OF ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
(FORMERLY KNOWN AS ARCON GROUP HOLDINGS LIMITED)
(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 20 to 46 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, 24 April 2002

Consolidated Income Statement

For the year ended 31 December 2001

	Notes	2001 HK$'000	2000 HK$'000
Turnover	4	**1,415,004**	978,667
Cost of sales	6	**(1,245,462)**	(865,204)
Gross profit		**169,542**	113,463
Other revenue	7	**5,157**	3,010
Distribution costs		**(5,785)**	(6,420)
Administrative expenses		**(21,149)**	(13,634)
Profit from operations	8	**147,765**	96,419
Finance costs	10	**(7,478)**	(588)
Profit before taxation		**140,287**	95,831
Taxation	11	**(23,007)**	(14,883)
Net profit for the year		**117,280**	80,948
Dividends	12	**60,000**	–
Earnings per share (HK cents)	13		
Basic		**8.7**	6.3

There were no recognised gains and losses other than the net profit for the year.

	Notes	2001 HK$'000	2000 HK$'000
Non-current assets			
Plant and equipment	14	**2,355**	789
Current assets			
Inventories	16	**252,584**	131,261
Trade receivables, prepayments and deposits	17	**208,991**	233,329
Amount due from a director	18	**–**	6,909
Pledged bank deposits		**59,803**	20,385
Bank balances and cash		**107,500**	39,250
		628,878	431,134
Current liabilities			
Trade payables and accrued expenses	19	**164,134**	295,538
Amount due to a related company		**–**	19
Tax liabilities		**13,865**	12,655
Bank overdraft and short-term bank borrowings	20	**90,886**	–
		268,885	308,212
Net current assets		**359,993**	122,922
Total net assets		**362,348**	123,711
Capital and reserves			
Share capital	21	**16,000**	9,570
Reserves	22	**346,348**	114,141
Shareholders' funds		**362,348**	123,711

Mr. Yu Pen Hung
Director

Ms. Chen Lee Shu
Director

Balance Sheet

At 31 December 2001

	Notes	2001 HK$'000
Non-current asset		
Investment in a subsidiary	15	**112,569**
Current assets		
Other receivables		**181**
Amount due from a subsidiary		**151,270**
Bank balances		**30,076**
		181,527
Current liabilities		
Accrued expenses		**110**
		110
Net current assets		**181,417**
Total net assets		**293,986**
Capital and reserves		
Share capital	21	**16,000**
Reserves	22	**277,986**
Shareholders' funds		**293,986**

Mr. Yu Pen Hung
Director

Ms. Chen Lee Shu
Director

	Notes	2001 HK$'000	2000 HK$'000
NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES	23	**(85,523)**	12,090
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		**3,767**	3,010
Interest paid		**(5,539)**	(588)
Dividend paid		**(60,000)**	–
NET CASH (OUTFLOW) INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(61,772)**	2,422
TAXATION			
Hong Kong Profits Tax paid		**(21,797)**	(8,366)
INVESTING ACTIVITIES			
Proceeds on disposal of plant and equipment		**268**	–
Purchase of plant and equipment		**(2,660)**	(796)
Repayment from (advance to) a director		**6,909**	(3,625)
Increase in pledged bank deposits		**(39,418)**	(20,385)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(34,901)**	(24,806)
NET CASH OUTFLOW BEFORE FINANCING		**(203,993)**	(18,660)
FINANCING	24		
Proceeds from new issue of shares less issue expenses		**181,357**	–
NET CASH INFLOW FROM FINANCING		**181,357**	–
DECREASE IN CASH AND CASH EQUIVALENTS		**(22,636)**	(18,660)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		**39,250**	57,910
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		**16,614**	39,250
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		**107,500**	39,250
Bank overdraft		**(94)**	–
Short-term bank borrowings		**(90,792)**	–
		16,614	39,250

1. GROUP REORGANISATION AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company was incorporated in the Cayman Islands on 5 December 2000 as an exempted company with limited liability under the Companies Law (2001 Second Revision) Chapter 22 of the Cayman Islands.

Pursuant to a group reorganisation ("Group Reorganisation") of the Group in preparation for the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Company became the holding company of the Group on 29 August 2001. The shares of the Company have been listed on the Stock Exchange since 24 October 2001.

The Group resulting from the Group Reorganisation is regarded as a continuing entity. Accordingly, these financial statements have been prepared on the merger accounting basis as if the Company had always been the holding company of the Group.

Further details of the Group Reorganisation are set out in the prospectus ("Prospectus") issued by the Company dated 12 October 2001.

The Company is an investment holding company and the principal activities of the Group are the trading of computer components and the provision of e-enabling solutions and technical services.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs has resulted in the following change to the Group's accounting policies that has affected the amounts and disclosures reported for the current or prior periods.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE - *continued*

Operating leases commitments

In accordance with SSAP 14 (Revised) "Leases" which has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. These changes have not had any material effect on the results for the current or prior accounting periods and, accordingly, no prior year adjustment has been required. Disclosures for all of the Group's leasing arrangements have been restated in order to achieve a consistent presentation.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the Company. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to income statement on a straight-line basis over the term of the relevant lease.

Plant and equipment

Plant and equipment are stated at cost less depreciation and accumulated impairment loss. Depreciation is provided to write off the cost of items of plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the rate of 20% per annum.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises invoiced value of goods purchased and is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price less the estimated costs necessary to make the sale.

Foreign currencies

Transactions in currencies other than Hong Kong Dollars are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve and are recognised as income or as expense in the year in which the operation is disposed of.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Retirement benefits costs

The retirement benefits costs charged in the income statement represent the contributions payable in respect of the current year to the Group's defined contribution retirement benefits schemes in Hong Kong and retirement plans in other jurisdictions for its employees.

4. TURNOVER

Turnover represents the amounts received and receivable for goods sold and services provided to outside customers, less trade discounts and returns during the year.

The Group's turnover and contribution to gross profit for the year analysed by principal activity are as follows:

	2001	2000
	HK$'000	HK$'000
Turnover by principal activity:		
Distribution of computer components and information technology products	**1,356,234**	882,590
Provision of integrated e-enabling solutions	**58,770**	96,077
	1,415,004	978,667

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into two operating divisions as follows:

- Distribution of computer components and information technology products
- Provision of integrated e-enabling solutions

5. BUSINESS AND GEOGRAPHICAL SEGMENTS - continued

Segment information about these businesses is set out as follows:

For the year ended 31 December 2001/at 31 December 2001:

	Distribution of computer components and information technology products HK$'000	Provision of integrated e-enabling solutions HK$'000	Consolidated HK$'000
TURNOVER			
External sales	1,356,234	58,770	1,415,004
RESULT			
Segment result	130,983	11,689	142,672
Other revenue			5,157
Unallocated corporate expenses			(64)
Profit from operations			147,765
Finance costs			(7,478)
Profit before taxation			140,287
Taxation			(23,007)
Profit attributable to shareholders			117,280
BALANCE SHEET			
Assets			
Segment assets	354,903	102,137	457,040
Unallocated corporate assets			174,193
Consolidated total assets			631,233
Liabilities			
Segment liabilities	226,586	25,058	251,644
Unallocated corporate liabilities			17,241
Consolidated total liabilities			268,885
OTHER INFORMATION			
Capital additions	2,621	39	2,660
Depreciation	751	8	759

5. BUSINESS AND GEOGRAPHICAL SEGMENTS - continued

For the year ended 31 December 2000/at 31 December 2000:

	Distribution of computer components and information technology products HK$'000	Provision of integrated e-enabling solutions HK$'000	Consolidated HK$'000
TURNOVER			
External sales	882,590	96,077	978,667
RESULT			
Segment result	85,171	21,872	107,043
Other revenue			3,010
Unallocated corporate expenses			(13,634)
Profit from operations			96,419
Finance costs			(588)
Profit before taxation			95,831
Taxation			(14,883)
Profit attributable to shareholders			80,948
BALANCE SHEET			
Assets			
Segment assets	290,802	72,179	362,981
Unallocated corporate assets			68,942
Consolidated total assets			431,923
Liabilities			
Segment liabilities	271,796	21,068	292,864
Unallocated corporate liabilities			15,348
Consolidated total liabilities			308,212
OTHER INFORMATION			
Capital additions	796	–	796
Depreciation	151	–	151

5. BUSINESS AND GEOGRAPHICAL SEGMENTS - continued

Geographical segments

The Group's operations are substantially located in Hong Kong throughout the year. An analysis of the Group's sales by geographical market is set out as follows:

	2001 HK$'000	2000 HK$'000
Turnover by geographical market:		
The People's Republic of China (the "PRC")	**278,311**	191,262
Hong Kong	**1,136,693**	787,405
	1,415,004	978,667
Contribution to gross profit by geographical market:		
PRC	**56,245**	38,634
Hong Kong	**113,297**	74,829
	169,542	113,463
Carrying amount of segment assets and additions to plant and equipment analysed by geographical market:		
PRC	**206,501**	167,333
Hong Kong	**424,732**	264,590
	631,233	431,923

6. COST OF SALES

	2001 HK$'000	2000 HK$'000
Cost of sales comprises:		
Purchase cost of goods sold	**1,319,137**	911,624
Rebates	**(73,675)**	(46,420)
	1,245,462	865,204

7. OTHER REVENUE

	2001 HK$'000	2000 HK$'000
Interest on bank deposits	**3,767**	3,010
Sundry income	**1,390**	–
	5,157	3,010

8. PROFIT FROM OPERATIONS

Profit from operations has been arrived at after charging:

	2001 HK$'000	2000 HK$'000
Auditors' remuneration	650	307
Depreciation of plant and equipment	759	151
Loss on disposal of plant and equipment	67	49
Operating lease rentals in respect of rented premises	1,393	518
Staff costs:		
Directors' remuneration		
– fees	160	–
– other emoluments	5,719	5,918
	5,879	5,918
Staff costs excluding directors' remuneration	11,811	8,670
Retirement benefits scheme contributions, excluding amounts included in directors' remuneration	220	–
	17,910	14,588

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Directors' emoluments:

	2001 HK$'000	2000 HK$'000
Fees:		
Executive directors	–	–
Independent non-executive directors	160	–
	160	–
Other emoluments (executive directors):		
Salaries and other benefits	5,108	5,918
Bonus	590	–
Retirement benefits scheme contributions	21	–
Total emoluments	5,719	5,918

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS - continued

The emoluments of directors are within the following bands:

	Number of directors	
	2001	2000
Up to HK$1,000,000	**6**	3
HK$4,000,001 to HK$4,500,000	**1**	–
HK$5,500,001 to HK$6,000,000	**–**	1
	7	4

Employees' emoluments:

During the year, the five highest paid individuals included four directors (2000: one director), details of whose emoluments are set out above. The emoluments of the remaining highest paid individuals are as follows:

	2001	2000
	HK$'000	HK$'000
Salaries and other benefits	**1,000**	2,033
Retirement benefits scheme contributions	**12**	–
	1,012	2,033

The emoluments of the remaining highest paid individuals are within the following bands:

	Number of employees	
	2001	2000
Up to HK$1,000,000	**–**	4
HK$1,000,001 to HK$1,500,000	**1**	–
	1	4

10. FINANCE COSTS

	2001 HK$'000	2000 HK$'000
Interest on:		
Bank overdraft and short-term bank borrowings wholly repayable within five years	**4,545**	588
Other borrowings	**994**	–
Total borrowing costs	**5,539**	588
Bank charges	**1,939**	–
	7,478	588

11. TAXATION

	2001 HK$'000	2000 HK$'000
The charge comprises:		
Hong Kong Profits Tax:		
Current year	**22,710**	14,883
Underprovision in prior year	**297**	–
Taxation attributable to the Company and its subsidiaries	**23,007**	14,883

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

No provision for PRC income tax has been made in respect of the Company's PRC subsidiary as the PRC subsidiary incurred losses during the year.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is insignificant.

12. DIVIDENDS

No dividend has been paid or declared by the Company during the year. An interim dividend of HK$60,000,000 was declared and paid to its then shareholder by a subsidiary, Artel Industries Limited (formerly known as Arcon Industries Limited) before the Group Reorganisation.

A final dividend of HK$0.02 (2000: Nil) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

13. EARNINGS PER SHARE

The calculation of the earnings per share for the year is based on the net profit for the year of HK$117,280,000 (2000: HK$80,948,000) and on the weighted average of 1,342,246,575 (2000: 1,280,000,000) shares that would have been in issue throughout the year on the assumption that the Group Reorganisation has been completed on 1 January 2000.

14. PLANT AND EQUIPMENT

	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP			
COST			
At 1 January 2001	994	–	994
Additions	789	1,871	2,660
Disposals	–	(335)	(335)
At 31 December 2001	1,783	1,536	3,319
DEPRECIATION			
At 1 January 2001	205	–	205
Provided for the year	452	307	759
At 31 December 2001	657	307	964
NET BOOK VALUE			
At 31 December 2001	1,126	1,229	2,355
At 31 December 2000	789	–	789

The Company did not have any plant and equipment during the period and at the balance sheet date.

15. INVESTMENT IN A SUBSIDIARY

	THE COMPANY
	2001
	HK$'000
Unlisted shares	112,569

The carrying value of the unlisted shares is based on the book values of the underlying net assets of the subsidiaries at the time they became members of the Group under the Group Reorganisation.

Particulars of the Company's subsidiaries at 31 December 2001 are set out in note 30.

16. INVENTORIES

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Finished goods	252,584	131,261

All inventories are carried at cost at the balance sheet date.

17. TRADE RECEIVABLES, PREPAYMENTS AND DEPOSITS

The credit terms of the Group range from 30 to 365 days. The aged analysis of trade receivables at the reporting date is as follows:

	2001	2000
	HK$'000	HK$'000
Aged:		
0 to 30 days	**30,403**	87,028
31 to 60 days	**81,983**	28,537
61 to 90 days	**6,121**	15,873
91 to 180 days	**54,953**	84,157
181 to 365 days	**17,236**	7,244
Over 365 days	**623**	8,881
Total trade receivables	**191,319**	231,720
Prepayments and deposits	**17,672**	1,609
	208,991	233,329

18. AMOUNT DUE FROM A DIRECTOR

Details of the amount due from a director are as follows:

Name of director/terms of loan	**Balance at 31.12.2001**	**Balance at 31.12.2000**	**Maximum amount outstanding during the year**
	HK$'000	HK$'000	HK$'000
Yu Pen Hung			
Unsecured, non-interest bearing and with no fixed term of repayment	–	6,909	6,909

19. TRADE PAYABLES AND ACCRUED EXPENSES

The aged analysis of trade payables at the reporting date is as follows:

	2001	2000
	HK$'000	HK$'000
Aged:		
0 to 30 days	**102,488**	183,080
31 to 60 days	**50,046**	106,327
61 to 90 days	**72**	3,457
91 to 120 days	**7,755**	–
Total trade payables	**160,361**	292,864
Accrued expenses	**3,773**	2,674
	164,134	295,538

20. BANK OVERDRAFT AND SHORT-TERM BANK BORROWINGS

	2001	2000
	HK$'000	HK$'000
Bank overdraft, unsecured	**94**	–
Short-term bank borrowings, secured	**90,792**	–
	90,886	–

21. SHARE CAPITAL

	No. of shares	HK$'000
Authorised:		
Shares of HK$0.10 each on incorporation	1,000,000	100
Subdivision (note a below)	10,000,000	100
Increase of share capital (note b below)	9,990,000,000	99,900
Balance as at 31 December 2001	10,000,000,000	100,000

21. SHARE CAPITAL - continued

Note: Pursuant to the sole shareholder's resolutions of the Company, the Company's share capital was changed as follows:

(a) Pursuant to the resolution passed on 21 May 2001, each of the authorised, existing issued and unissued share of HK$0.10 of the Company was sub-divided into 10 shares of HK$0.01 each.

(b) Pursuant to the resolution passed on 29 August 2001, the authorised share capital of the Company was then increased from HK$100,000 to HK$100,000,000 by the creation of 9,990,000,000 additional shares of HK$0.01 each.

	No. of shares	HK$'000
Issued:		
Shares of HK$0.10 each		
Issue on incorporation full paid (note a below)	1	–
Issue of shares on 29 December 2000 nil paid (note b below)	999,999	–
Balance as at 31 December 2000 and 1 January 2001	1,000,000	–
Issued and fully paid:		
Shares of HK$0.01 each		
Subdivision (note a under authorised share capital)	10,000,000	–
Issue of shares and credited as fully paid of nil paid shares in issue in accordance with the Group Reorganisation (note c below)	10,000,000	200
Placing of new shares on 22 October 2001 (note d below)	320,000,000	3,200
Capitalisation issue of shares	1,260,000,000	12,600
Balance as at 31 December 2001	1,600,000,000	16,000

Notes:

(a) The Company was incorporated on 5 December 2000 with an authorised share capital of HK$100,000 divided into 1,000,000 shares of HK$0.1 each, one of which was allotted and issued, fully paid to the subscriber of the Company on the same date.

(b) On 29 December 2000, the Company issued and allotted 999,999 new nil paid shares to the shareholder of the Company.

21. SHARE CAPITAL - continued

(c) On 29 August 2001, the Company (i) issued, credited as fully paid, 10,000,000 new shares of HK$0.01 each and (ii) credited as fully paid at par the 9,999,990 nil paid shares of HK$0.01 in exchange for shares in a subsidiary, Artel International Holdings Limited, pursuant to the Group Reorganisation, details of which were set out in the paragraph headed "Group reorganisation" in Appendix V of the Prospectus.

(d) On 22 October 2001, the Company issued a total of 320,000,000 new shares of HK$0.01 each, at an offer price of HK$0.6 per share. The total gross proceeds from the new issue of shares were HK$192,000,000.

As the Company was incorporated on 5 December 2000 with 1 share of HK$0.10 each fully paid and 999,999 shares nil paid in issue as at 31 December 2000, and the Company has not commenced business before the Group Reorganisation, the share capital shown on the consolidated balance sheet as at 31 December 2000 represented the aggregate share capital of the companies comprising the Group before the Group Reorganisation.

All the shares which were issued during the year rank pari passu with the then existing shares in all respects.

The Company intends to use the net proceeds from the new issue of shares as follows:

(a) approximately HK$50,000,000 for the expansion of distribution and logistics network in the PRC, the development of corporate image and brand building;

(b) approximately HK$30,000,000 for the collaboration with hardware and software developers and universities in Hong Kong and the PRC in setting up research and development alliances, training centres and the facilities for the provision of technical support and after-sales services;

(c) approximately HK$20,000,000 for the enhancement of its capability in providing and integrating e-enabling solutions, the capability of software development and quality of related consulting services;

(d) approximately HK$10,000,000 for the development of distribution networks and setting up branches in other developing countries in Asia such as Thailand, Vietnam, India and the Philippines;

(e) approximately HK$10,000,000 for the development cost of a WEB-based supply chain management platform; and

(f) the balance of approximately HK$59,100,000 as general working capital of the Group.

22. RESERVES

	Share premium HK$'000	Special reserve HK$'000	Con-tributed surplus HK$'000	Accumu-lated profits HK$'000	Total HK$'000
THE GROUP					
At 1 January 2000	–	–	–	33,193	33,193
Net profit for the year	–	–	–	80,948	80,948
At 31 December 2000 and 1 January 2001	–	–	–	114,141	114,141
Pursuant to Group Reorganisation	–	9,370	–	–	9,370
Premium arising on issue of shares by way of placing	188,800	–	–	–	188,800
Capitalisation issue of shares	(12,600)	–	–	–	(12,600)
Expenses incurred in connection with the issue of shares	(10,643)	–	–	–	(10,643)
Net profit for the year	–	–	–	117,280	117,280
Dividend	–	–	–	(60,000)	(60,000)
At 31 December 2001	165,557	9,370	–	171,421	346,348
THE COMPANY					
Pursuant to Group Reorganisation	–	–	112,369	–	112,369
Premium arising on issue of shares by way of placing	188,800	–	–	–	188,800
Capitalisation issue of shares	(12,600)	–	–	–	(12,600)
Expenses incurred in connection with the issue of shares	(10,643)	–	–	–	(10,643)
Net profit for the period	–	–	–	60	60
Dividend	–	–	–	–	–
At 31 December 2001	165,557	–	112,369	60	277,986

The contributed surplus of the Company represents the difference between the book values of the underlying net assets of the subsidiaries at the date on which they were acquired by the Company and the nominal amount of the Company's shares issued under the Group Reorganisation on 29 August 2001.

22. RESERVES - *continued*

The special reserve represents the difference between the nominal value of the shares of the acquired subsidiaries and the nominal value of the Company's shares issued for the acquisition under the Group Reorganisation.

The Company's reserves available for distribution to shareholders as at 31 December 2001 represent the aggregate of share premium, contributed surplus, accumulated profits of HK$277,986,000.

23. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES

	2001	2000
	HK$'000	HK$'000
Profit before taxation	**140,287**	95,831
Interest expense	**5,539**	588
Interest income	**(3,767)**	(3,010)
Depreciation	**759**	151
Loss on disposal of plant and equipment	**67**	49
Increase in inventories	**(121,323)**	(75,425)
Decrease (increase) in trade receivables, prepayments and deposits	**24,338**	(133,545)
(Decrease) increase in trade payables and accrued expenses	**(131,404)**	127,044
Change in amount due (from) to a related company	**(19)**	407
Net cash (outflow) inflow from operating activities	**(85,523)**	12,090

24. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital HK$'000	Share capital of subsidiaries comprising the Group HK$'000	Share premium HK$'000	Special reserve HK$'000
At 1 January 2000, 31 December 2000 and 1 January 2001	–	9,570	–	–
Shares swap in accordance with the Group Reorganisation	200	(9,570)	–	9,370
Issue of shares for cash	3,200	–	–	–
Premium arising on issue of shares	–	–	188,800	–
Shares issue expenses	–	–	(10,643)	–
Capitalisation issue of shares	12,600	–	(12,600)	–
At 31 December 2001	16,000	–	165,557	9,370

25. MAJOR NON-CASH TRANSACTIONS

On 29 August 2001, the Company issued 10,000,000 new shares in aggregate of HK$0.01 each as part of the consideration for the exchange of investment in a subsidiary held by a director for the purpose of listing of its shares on the Stock Exchange.

26. PLEDGE OF ASSETS

In accordance with the terms of the distribution agreement entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. The aggregate amount of relevant assets pledged at the respective balance sheet dates is as follows:

	2001 HK$'000	2000 HK$'000
Assets pledged	**152,443**	292,864

26. PLEDGE OF ASSETS - continued

In addition, the Group's bank deposits at the balance sheet date pledged to bankers to secure certain banking facilities were as follows:

	2001	2000
	HK$'000	HK$'000
Bank deposits pledged	**59,803**	20,385

27. CONTINGENT LIABILITIES

The Group and the Company had no contingent liabilities at the balance sheet date.

28. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had commitments for future minimum lease payment in respect of land and buildings under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Within one year	**1,378**	1,256
In the second to fifth year inclusive	**870**	1,982
	2,248	3,238

The Company had no operating lease commitment at the balance sheet date.

29. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution Mandatory Provident Fund under the Mandatory Provident Fund Scheme Ordinance for all qualifying employees in Hong Kong since December 2000. The assets of the schemes are held separately from those of the Group in funds under the control of trustees.

The employees of the Group's subsidiaries in other jurisdictions are members of state-managed retirement benefits schemes operated by the government of the jurisdictions. The subsidiaries are required to contribute a specified percentage of their payroll costs to the retirement benefits schemes. The only obligation of the Group with respect to the retirement benefits schemes is to make the specified contributions.

29. RETIREMENT BENEFITS SCHEMES - continued

The total cost charged to the income statement of HK$241,000 (2000: Nil) represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes. As at 31 December 2001, contributions of HK$12,000 (2000: Nil) due in respect of the current reporting period had not been paid over the schemes.

30. PARTICULARS OF SUBSIDIARIES

Particulars of the Company's subsidiaries, all of which are wholly owned at 31 December 2001 are as follows:

Name of subsidiary	Place/ Country of incorporation/ operation	Issue and fully paid share capital/registered capital	Attributable equity interest held by the Company Directly	Indirectly	Principal activities
ASEP Solutions Limited (Formerly known as Top Technologies Limited)	Hong Kong/ Hong Kong	HK$2	-	100%	Provision of e-enabling solutions and technical services
Advance Great Limited	Hong Kong/ Hong Kong	HK$10,000	-	100%	Trading of computer components
亞邦電腦國際貿易(上海)有限公司	PRC/ PRC	US$200,000	-	100%	Trading of computer components and networking products and provision of technical support and after-sales services
Artel Computer Solutions Limited (Formerly known as Arcon Computer Solutions Limited and Arcon International Limited)	British Virgin Islands/ British Virgin Islands	US$200,000	-	100%	Investment holding
Artel e-Solutions Limited (Formerly known as Arcon e-Solutions Limited and Helping Hand Technology Limited)	British Virgin Islands/ British Virgin Islands	US$110	-	100%	Investment holding

30. PARTICULARS OF SUBSIDIARIES - *continued*

Name of subsidiary	Place/ Country of incorporation/ operation	Issue and fully paid share capital/registered capital	Attributable equity interest held by the Company Directly	Indirectly	Principal activities
Artel International Holdings Limited (Formerly known as Arcon Holdings Limited and Covelands Trading Ltd.)	British Virgin Islands/ British Virgin Islands	US$5	100%	-	Investment holding
Artel Industries Limited (Formerly known as Arcon Industries Limited)	Hong Kong/ Hong Kong	Ordinary- HK$2 Deferred- HK$8,000,000*	-	100%	Trading of computer components and networking equipment and provision of integrated e-enabling solutions
Ariel International Technology Co., Limited (Formerly known as A-Gate International Limited)	Hong Kong/ Hong Kong	HK$10	-	100%	Trading of networking equipment
Best Hero Limited	Hong Kong/ Hong Kong	HK$10,000	-	100%	Inactive
Davidson Overseas Assets Limited	British Virgin Islands/ British Virgin Islands	US$1	-	100%	Inactive

* The deferred shares are not held by the Group and practically carry no right to dividend or to receive notice of or to attend or vote at any annual general meeting to the subsidiary or to participate in any distribution on winding up.

31. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following transactions with directors/major shareholders:

(a) The Company issued 10,000,000 shares of HK$0.01 each to a director, Mr. Yu Pen Hung for the exchange of 100% equity interest in a subsidiary, Artel International Holdings Limited originally held by Mr. Yu Pen Hung for the purpose of the listing of the Company's shares on the Stock Exchange pursuant to the Group Reorganisation.

(b) The Group granted interest free advance to a director, Mr. Yu Pen Hung during the year ended 31 December 2000. The amount had been fully settled during the year ended 31 December 2001. Details of the amount due from the director was disclosed under note 18 to the financial statements.

32. ULTIMATE HOLDING COMPANY

The Company's ultimate holding company is E-Career Investments Limited, a limited company incorporated in the British Virgin Islands.

33. APPROVAL OF FINANCIAL STATEMENTS

The financial statements set out on pages 20 to 46 were approved and authorised for issue by the Board of Directors on 24 April 2002.

	For the year ended 31 December			
	1998	1999	2000	**2001**
	HK$'000	HK$'000	HK$'000	**HK$'000**
RESULTS				
Turnover	580,097	750,432	978,667	**1,415,004**
Profit before taxation	7,713	29,885	95,831	**140,287**
Taxation	(1,346)	(4,200)	(14,883)	**(23,007)**
Net profit for the year	6,367	25,685	80,948	**117,280**
Earnings per share (HK cents)				
Basic	0.5	2.0	6.3	**8.7**

	At 31 December			
	1998	1999	2000	**2001**
	HK$'000	HK$'000	HK$'000	**HK$'000**
ASSETS AND LIABILITIES				
Total assets	227,426	217,395	431,923	**631,233**
Total liabilities	(211,908)	(174,632)	(308,212)	**(268,885)**
Shareholders' funds	15,518	42,763	123,711	**362,348**

Notes:

(1) The results, assets and liabilities for each of the four years ended 31 December 2001 have been prepared on a combined basis as if the group structure immediately after the Group Reorganisation had been in existence since 1 January 1998.

(2) The financial data for the three years ended 31 December 2000 and as at 31 December 1998, 1999 and 2000 were extracted from the prospectus of the Company dated 12 October 2001.

NOTICE IS HEREBY GIVEN that the annual general meeting of Artel Solutions Group Holdings Limited (the "**Company**") will be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong on Thursday, 30 May 2002 at 3:30 pm to transact the following ordinary business:

1. to receive and consider the audited consolidated financial statements and reports of the directors (the "**Directors**") and auditors of the Company for the year ended 31 December 2001;

2. to declare a final dividend for the year ended 31 December 2001 of HK$0.02 per share (each a "**Share**") of the Company;

3. to re-elect Directors and to authorise the board of Directors ("**Board of Directors**") to fix the Directors' remuneration;

4. to re-appoint auditors and to authorise the Board of Directors to fix their remuneration;

and, as special business, to consider and, if thought fit, passing the following resolutions as ordinary resolutions:

5. "**THAT**:

   (a) subject to paragraph (c) below, pursuant to the Rules (the "**Listing Rules**") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued Shares of the Company and to make or grant offers, agreements and options, including warrants to subscribe for Shares, which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of any options granted under the share option scheme of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company in force from time to time; or (iv) any issue of Shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of Cayman Islands (the "**Companies Law**") or any other applicable law of Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution;

"**Rights Issue**" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognised regulatory body or any stock exchange outside Hong Kong)."

6. "**THAT**:

(a) the exercise by the Directors during the Relevant Period of all powers of the Company to purchase the Shares on the Stock Exchange or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange, the Companies Law and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution, "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, the Companies Law or any other applicable law of Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution."

7. "**THAT** the Directors be and they are hereby authorised to exercise the authority referred to in paragraph (a) of resolution no. 5 above in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

Hong Kong, 24 April 2002

By order of the Board of Directors
Yu Pen Hung
Chairman

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman

Head office and Principal place of business in Hong Kong:
Unit 1299, HITEC
1 Trademart Drive
Kowloon Bay
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, subject to the provisions of the articles of association of the Company, vote in his stead. A proxy need not be a member of the Company.

2. A form of proxy for use at the annual general meeting is enclosed. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's Hong Kong branch share registrar, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 48 hours before the time of the meeting or adjourned meeting. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the above meeting or any adjournment thereof, should he so wish.

3 In relation to proposed resolution no. 3 above, Mr Yu Chi Ming, Frederick will retire from his office of Director at the above meeting pursuant to article 87 of the articles of association of the Company and, being eligible, offers himself for re-election.

4. In relation to proposed resolutions nos. 5 and 7 above, approval is being sought from the shareholders for the grant to the Directors of a general mandate to authorise the allotment and issue of Shares under the Listing Rules. The Directors have no immediate plans to issue any new Shares other than Shares which may fall to be issued under the share option scheme of the Company or any scrip dividend scheme which may be approved by the shareholders.

5. In relation to proposed resolution no. 6 above, the Directors wish to state that they will exercise the powers conferred thereby to purchase Shares in circumstances which they deem appropriate for the benefit of the shareholders. An explanatory statement containing the information necessary to enable the shareholders to make an informed decision to vote on the proposed resolution as required by the Listing Rules is set out in the accompanying document.

4. 有關上文第5及第7項決議案建議，乃徵求股東授予董事會一般授權以授權根據上市規則配發及發行股份。除根據本公司之購股權計劃或股東可能批准之以股代息計劃須發行之股份外，董事現時並無即時計劃發行任何新股。

5. 有關上文第6項決議案建議，董事希望聲明彼等將行使如此獲授之權力，以在彼等認為對股東有利之適當情況下購回股份。上市規則規定須向股東提供所屬資料，以便股東就提呈之決議案作出知情決定之説明文件已載於隨附文件。

7. 「動議授權董事會行使上文第5項決議案第(a)段的權力處理有關該決議案第(c)段內第(bb)分段所涉及之本公司股本。」

香港，二零零二年四月二十四日

承董事會命
游本宏
主席

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman

香港總公司及主要營業地點：
香港
九龍灣
展貿徑1號
香港國際貿易展覽中心
1299室

附註：

1. 凡有權出席上述通告召開大會及於會上投票之股東，均有權委任一位或多位代表出席及根據本公司之組織章程代其投票。受委代表毋須為本公司股東。

2. 已附上股東週年大會所用之代表委任表格。股東務請按照代表委任表格所印之指示，正式填妥及簽署該表格，並連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該授權書或授權文件副本，最遲於大會或其續會召開時間四十八小時前送回本公司之股份過戶登記處香港分處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。股東填妥並交回代表委任表格不會妨礙股東親自出席上述大會或是任何續會並於會上投票。

3. 有關上文第3項決議案建議，根據本公司組織章程第87條，余志明先生將於上述大會退任董事之職，但仍有資格膺選連任。

「**配售新股**」指本公司董事於指定期間內向於指定記錄日期名列股東名冊之股份持有人，按彼等之持股比例提呈發售股份或提呈發售或發行認股權證、購股權或其他賦予可認購股份之證券（惟董事可就零碎股權或經考慮香港以外任何司法權區或香港以外任何認可監管機構或任何證券交易所之法例或規定所引致之任何限制或責任或有關限制或責任之存在或範圍可能涉及之開支或遞延後，作出彼等認為必需或適當之豁免或另作安排）。」

6. 「**動議**：

(a) 一般性及無條件批准董事會按照證券及期貨事務監察委員會、聯交所、公司法及如此有關之所有其他適用法律之規則及法規在有關期間內行使本公司所有權力，購回聯交所或可能因上市及就此目的獲證券及期貨事務監察委員會認可之任何其他證券交易所之本公司股份；

(b) 本公司依據上文(a)段之批准在有關期間內可購回之股份面值總額不得超過本公司於本決議案獲得通過之日已發行股本面值總額之10%；而根據本決議案第(a)段之授權亦須受此數額限制；及

(c) 就本決議案而言，「**有關期間**」及指由本決議案通過之日期至下列三者之較早日期止之期間：

(i) 本公司下屆股東週東大會結束之日；

(ii) 本公司組織章程、公司法或開曼曼群島之任何其他適用法例規定本公司下屆股東週年大會須予召開之期限屆滿；及

(iii) 本決議案授予董事會之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂。」

(c) 董事會依據上文(a)段之批准而配發或同意有條件或無條件配發(不論是否依據購股權而配發者)之股本面值總額(不包括因(i)配售新股;或(ii)本公司購股權計劃授出之任何購股權獲行使;或(iii)按照本公司不時生效之組織章程提供任何以股代息或類似安排,以配售及發行股份以取代股份之全部或部份股息;或(iv)根據本公司任何認股權證或任何可換股證券之條款行使認購權或換股權發行之任何股份而配發者)總數不得超過:

(aa) 本公司於本決議案獲得通過之日期已發行股本面值總額之20%;及

(bb) (如董事會獲本公司股東另一項普通決議案授權)本公司在本決議案獲得通過之後重購之本公司任何股本之面值(最多相等於本公司於本決議案獲得通過之日期已發行股本面值總額之10%),

根據本決議案第(a)段之授權亦須受此數額限制;及

(d) 就本決議案而言:

「**有關期間**」乃指由本決議案通過之日至下列三者之較早日期止之期間:

(i) 本公司下屆股東週年大會結束之日;

(ii) 本公司組織章程、開曼群島公司法(「**公司法**」)第22章(經綜合及修訂之一九六一年法例三)或開曼群島法之任何其他適用法律規定本公司下屆股東週年大會須予召開之期限屆滿;及

(iii) 本決議案授予董事會之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂;

茲通告宏通集團控股有限公司(「**本公司**」)謹訂於二零零二年五月三十日(星期四)下午三時三十分假座香港九龍灣展貿徑1號香港國際貿易展覽中心315室召開股東週年大會，藉以處理下列普通決議案：

1. 接納及考慮本公司截至二零零一年十二月三十一日止年度之經審核綜合財務報告、董事會報告及核數師報告；

2. 宣派截至二零零一年十二月三十一日止年度本公司每股面值2港仙(「**股份**」)之末期股息；

3. 重選董事及授權董事會(「**董事會**」)釐定董事之酬金；

4. 重新聘任核數師及授權董事會釐定彼等之酬金；

及作為特別決議案，考慮及酌情通過下列決議案為普通決議案：

5. 「**動議**：

(a) 在下文(c)段之限制下及根據香港聯合交易所(「**聯交所**」)有關證券上市規則(「**上市規則**」)之規定，一般性及無條件批准授權董事會在有關期間內行使本公司所有權力，以配發、發行、及處理本公司股本中之未發行股份，並作出或授予可能需要行使此等權力之售股建議、協議及購股權(包括認購股份之認股權證)；

(b) 上文(a)段之批准將授權董事會在有關期間內作出或授予或須於有關期間終止後行使上述權力之售股建議、協議及購股權；

	截至十二月三十一日止年度			
	一九九八年	一九九九年	二零零零年	**二零零一年**
	千港元	千港元	千港元	**千港元**
業績				
營業額	580,097	750,432	978,667	**1,415,004**
除税前溢利	7,713	29,885	95,831	**140,287**
税項	(1,346)	(4,200)	(14,883)	**(23,007)**
本年度溢利	6,367	25,685	80,948	**117,280**
每股盈利(港仙)				
基本	0.5	2.0	6.3	**8.7**

	於十二月三十一日			
	一九九八年	一九九九年	二零零零年	**二零零一年**
	千港元	千港元	千港元	**千港元**
資產及負債				
資產總值	227,426	217,395	431,923	**631,233**
負債總值	(211,908)	(174,632)	(308,212)	**(268,885)**
股東資金	15,518	42,763	123,711	**362,348**

附註：

(1) 截至二零零一年十二月三十一日止四個年度之業績及資產與負債乃按合併基準編製，猶如緊隨集團重組之後之集團結構自一九九八年一月一日起存在。

(2) 截至二零零零年十二月三十一日止年度及於一九九八年、一九九九年及二零零零年十二月三十一日之財務數據乃摘錄自本公司於二零零一年十月十二日刊發之招股章程。

31. 有關連人士交易

於年內，本集團與董事／主要股東進行之交易如下：

(a) 本公司為根據集團重組將本公司股份於聯交所上市而發行10,000,000股每股面值0.01港元之股份予一名董事游本宏先生，以換取一間原本由游本宏先生持有之附屬公司Artel International Holdings Limited 100%股權。

(b) 本集團於二零零零年十二月三十一日止年度期間向一名董事游本宏先生授予免息墊款。該筆金額已於截至二零零一年十二月三十一日止年度期間全數結清。應收董事之金額詳情於財務報告附註18披露。

32. 最終控股公司

本公司之最終控股公司為E-Career Investments Limited，該公司於英屬處女群島註冊成立為有限公司。

33. 財務報告之批准

載於第20頁至第46頁之財務報告於二零零二年四月二十四日經董事會批准及授權刊發。

30. 附屬公司詳情－續

附屬公司名稱	註冊成立／經營地點／國家	發行及繳足股本／註冊資本	本公司持有之應佔股權 直接	本公司持有之應佔股權 間接	主要業務
Artel International Holdings Limited (前稱Arcon Holdings Limited及Covelands Trading Ltd.)	英屬處女群島／英屬處女群島	5美元	100%	–	投資控股
宏恩國際有限公司 (前稱Arcon Industries Limited)	香港／香港	普通股－2港元 遞延股份－8,000,000港元*	–	100%	買賣電腦組件與網絡設備及提供綜合電子啟動方案
泓磊國際科技有限公司 (前稱A-Gate International Limited)	香港／香港	10港元	–	100%	買賣網絡設備
星霸有限公司	香港／香港	10,000港元	–	100%	無業務
Davidson Overseas Assets Limited	英屬處女群島／英屬處女群島	1美元	–	100%	無業務

* 遞延股份並非由本集團持有，實際上無權獲派股息、獲發附屬公司股東週年大會通告或出席大會或在會上投票或於清盤時獲得任何分派。

29. 退休福利計劃－續

計入收益表之總成本241,000港元(二零零零年：零)指本集團按計劃規則指定之比率向計劃應付之供款。於二零零一年十二月三十一日，並未對計劃支付有關目前報告期間到期之供款為12,000港元(二零零零年：零)。

30. 附屬公司詳情

本公司於二零零一年十二月三十一日全資擁有之所有附屬公司詳情如下：

附屬公司名稱	註冊成立／經營地點／國家	發行及繳足股本／註冊資本	本公司持有之應佔股權 直接	本公司持有之應佔股權 間接	主要業務
宏碩科技有限公司(前稱頂昇科技有限公司)	香港／香港	2港元	–	100%	提供電子啟動方案及技術服務
倡力有限公司	香港／香港	10,000港元	–	100%	買賣電腦組件
亞邦電腦國際貿易(上海)有限公司	中國／中國	200,000美元	–	100%	買賣電腦組件與網絡產品及提供技術支援與售後服務
Artel Computer Solutions Limited (前稱Arcon Computer Solutions Limited及Arcon International Limited)	英屬處女群島／英屬處女群島	200,000美元	–	100%	投資控股
Artel e-Solutions Limited (前稱Arcon e-Solutions Limited及Helping Hand Technology Limited)	英屬處女群島／英屬處女群島	110美元	–	100%	投資控股

26. 資產抵押－續

此外，本集團於結算日之銀行存款已抵押予銀行以取得若干銀行信貸，詳情如下：

	二零零一年 千港元	二零零零年 千港元
已抵押銀行存款	**59,803**	20,385

27. 或然負債

本集團及本公司於結算日期概無或然負債。

28. 經營租賃承擔

於結算日期，本集團有關土地及樓宇之不可撤銷經營租賃在未來須承擔的最低租賃費用如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
一年內	**1,378**	1,256
第二年至第五年（包括首尾兩年）	**870**	1,982
	2,248	3,238

本公司於結算日期概無經營租賃承擔。

29. 退休福利計劃

自二零零零年十二月起，本集團根據強制性公積金計劃條例，為香港所有合資格僱員設立界定供款強制性公積金。該計劃之資產由信託人基金管理，並與本集團資產分別獨立持有。

本集團之附屬公司於其他司法權區的僱員乃該等司法權區政府實行之國家管理退休福利計劃之成員。附屬公司須就退休福利計劃按彼等之工資成本進行指定百分比之供款。本集團有關退休福利計劃之唯一義務乃作出指定之供款。

24. 本年度內融資變動之分析

	股本 千港元	包括本集團之附屬公司股本 千港元	股份溢價賬 千港元	特別儲備 千港元
於二零零零年一月一日、二零零零年十二月三十一日及二零零一年一月一日	–	9,570	–	–
按照集團重組互換之股份	200	(9,570)	–	9,370
發行股份以獲取現金	3,200	–	–	–
發行股份產生之溢價	–	–	188,800	–
股份發行開支	–	–	(10,643)	–
資本化發行股份	12,600	–	(12,600)	–
於二零零一年十二月三十一日	16,000	–	165,557	9,370

25. 主要非現金交易

於二零零一年八月二十九日，共發行10,000,000股每股面值0.01港元之新股作為部份轉讓之代價以交換一間附屬公司之投資，作為本公司股份於聯交所上市之用。

26. 資產抵押

根據本集團與一間主要供應商所訂立分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益(包括應收賬款)之抵押權益，作為本集團欠負之任何到期欠款之抵押。於有關結算日，相關已抵押資產總額如下：

	二零零一年 **千港元**	二零零零年 千港元
已抵押資產	**152,443**	292,864

22. 儲備－續

特別儲備指被收購附屬公司之股份面值與本公司根據集團重組進行收購之已發行股份面值之差額。

本公司於二零零一年十二月三十一日之可分派予股東之儲備指股份溢價賬、繳入盈餘及累計溢利之總額為277,986,000港元。

23. 除稅前溢利與經營業務之現金（流出）流入淨額對賬

	二零零一年 千港元	二零零零年 千港元
除稅前溢利	**140,287**	95,831
利息支出	**5,539**	588
利息收入	**(3,767)**	(3,010)
折舊	**759**	151
出售廠房及設備之虧損	**67**	49
存貨增加	**(121,323)**	(75,425)
貿易應收賬款、預付款項及按金之減少（增加）	**24,338**	(133,545)
貿易應付款項及應計費用之減少（增加）	**(131,404)**	127,044
（應收）應付一間關連公司款項之變動	**(19)**	407
經營業務之淨現金（流出）流入	**(85,523)**	12,090

22. 儲備

	股份溢價賬	特別儲備	繳入盈餘	累計溢利	總額
	千港元	千港元	千港元	千港元	千港元
本集團					
於二零零零年一月一日	–	–	–	33,193	33,193
該年度純利	–	–	–	80,948	80,948
於二零零零年十二月三十一日及二零零一年一月一日	–	–	–	114,141	114,141
根據集團重組	–	9,370	–	–	9,370
以配售方式發行股份產生之溢價	188,800	–	–	–	188,800
資本化發行股份	(12,600)	–	–	–	(12,600)
有關發行股份產生之開支	(10,643)	–	–	–	(10,643)
本年度純利	–	–	–	117,280	117,280
股息	–	–	–	(60,000)	(60,000)
於二零零一年十二月三十一日	165,557	9,370	–	171,421	346,348
本公司					
根據集團重組	–	–	112,369	–	112,369
以配售方式發行股份產生之溢價	188,800	–	–	–	188,800
資本化發行股份	(12,600)	–	–	–	(12,600)
有關發行股份產生之開支	(10,643)	–	–	–	(10,643)
期間內純利	–	–	–	60	60
股息	–	–	–	–	–
於二零零一年十二月三十一日	165,557	–	112,369	60	277,986

本公司之繳入盈餘指附屬公司於收購日相關資產淨值之賬面值與本公司於二零零一年八月二十九日根據集團重組發行股份面值之差額。

21. 股本－續

(c) 於二零零一年八月二十九日，本公司(i)發行10,000,000股每股面值0.01港元之新股入賬列作繳足新股，及(ii)以入賬列作繳足方式按面值發行9,999,990股每股面值0.01港元之未繳股款股份，以根據集團重組交換一間附屬公司Artel International Holdings Limited之股份，詳情載於售股章程附錄五「集團重組」一段。

(d) 於二零零一年十月二十二日，本公司按每股0.6港元之發售價發行總數320,000,000股每股面值0.01港元之新股。新發行股份所得之總收益為192,000,000港元。

由於本公司乃於二零零零年十二月五日以繳足股款方式發行一股面值0.10港元之股份及於二零零零年十二月三十一日以未繳股款方式發行999,999股股份註冊成立，而本公司於集團重組之前並未開展業務，因此於二零零零年十二月三十一日之綜合資產負債表所示之股本乃組成本集團之公司於集團重組之前之股本總額。

於年內發行之所有股份在各方面與當時存在之股份享有同等權益。

本公司擬利用新發行股份之淨收益作以下用途：

(a) 約50,000,000港元撥作拓展中國之分銷及物流網絡、發展公司形象及建立品牌；

(b) 約30,000,000港元撥作與香港及中國之硬件及軟件發展商及大學合作，以設立研究及開發聯盟、訓練中心及提供技術支援及售後服務之設備；

(c) 約20,000,000港元撥作提升本公司在提供及綜合電子啟動方案之能力、軟件開發之能力及有關諮詢服務之質素。

(d) 約10,000,000港元撥作發展分銷網絡及於其他亞洲發展中國家，例如泰國、越南、印度及菲律賓設立分公司。

(e) 約10,000,000港元撥作以萬維網為基礎之供應鏈管理平台之開發費用；及

(f) 約59,100,000港元之結餘作為本集團一般營運資本。

21. 股本－續

附註： 根據本公司唯一股東之決議，本公司股本更改如下：

(a) 根據於二零零一年五月二十一日通過之決議案，本公司每股面值0.10港元之法定、現有已發行及未發行股份已分拆為10股每股面值0.01港元之股份。

(b) 根據於二零零一年八月二十九日通過之決議案，本公司藉額外增設9,990,000,000股每股0.01港元之新股，將當時之法定股本由100,000港元增加至100,000,000港元。

	股份數目	千港元
已發行股本：		
每股面值0.10港元之股份		
於註冊成立時發行及繳足（下文附註a)	1	–
於二零零零年十二月二十九日以未繳股款方式發行（下文附註b)	999,999	–
於二零零零年十二月三十一日及二零零一年一月一日之結餘	1,000,000	–
已發行及繳足股本：		
每股面值0.01港元之股份		
分拆（法定股本附註a)	10,000,000	–
根據本集團重組發行及入賬列作繳足已發行未繳股款（下文附註c)	10,000,000	200
於二零零一年十月二十二日配售新股（下文附註d)	320,000,000	3,200
資本化發行	1,260,000,000	12,600
於二零零一年十二月三十一日之結餘	1,600,000,000	16,000

附註：

(a) 本公司於二零零零年十二月五日註冊成立，法定股本100,000港元分為1,000,000股每股面值0.1港元之股份，其中一股已於該日以繳足股款方式配發及發行予本公司之認購人。

(b) 於二零零零年十二月二十九日，本公司將999,999股新股以未繳股款方式發行及配發予本公司股東。

19. 貿易應付賬款及應計費用

貿易應付賬款於報告日期之賬齡分析如下：

	二零零一年 千港元	二零零零年 千港元
賬齡：		
0至30日	**102,488**	183,080
31至60日	**50,046**	106,327
61至90日	**72**	3,457
91至120日	**7,755**	–
貿易應付賬款總額	**160,361**	292,864
應計費用	**3,773**	2,674
	164,134	295,538

20. 銀行透支及短期銀行借貸

	二零零一年 千港元	二零零零年 千港元
銀行透支，無抵押	**94**	–
短期銀行借貸，已抵押	**90,792**	–
	90,886	–

21. 股本

	股份數目	千港元
法定股本：		
註冊成立時每股0.10港元之股份	1,000,000	100
分拆（下文附註a）	10,000,000	100
股本增加（下文附註b）	9,990,000,000	99,900
於二零零一年十二月三十一日之結餘	10,000,000,000	100,000

17. 貿易應收賬款、預付款項及按金

本集團之信貸期由30至365天。貿易應收賬款於報告日期之賬齡分析如下：

	二零零一年 千港元	二零零零年 千港元
賬齡：		
零至30日	**30,403**	87,028
31至60日	**81,983**	28,537
61至90日	**6,121**	15,873
91至180日	**54,953**	84,157
181至365日	**17,236**	7,244
超過365日	**623**	8,881
貿易應收賬款總額	**191,319**	231,720
預付款項及按金	**17,672**	1,609
	208,991	233,329

18. 應收董事款項

應收董事款項詳情如下：

董事名稱／貸款條款	**於二零零一年十二月三十一日之結存** 千港元	**於二零零零年十二月三十一日之結存** 千港元	**年內最高未償還金額** 千港元
游本宏			
無抵押、免息及無固定還款期	–	6,909	6,909

15. 於一間附屬公司之投資

	本公司 二零零一年 千港元
非上市股份	**112,569**

非上市股份之賬面值乃按附屬公司根據集團重組成為本集團成員時之相關資產淨值賬面值。

本公司附屬公司於二零零一年十二月三十一日之詳情載於附註30。

16. 存貨

	本集團 二零零一年 千港元	 二零零零年 千港元
製成品	**252,584**	131,261

所有存貨於結算日期均按成本值列賬。

12. 股息

本公司於年內概無派發或宣派股息。附屬公司宏恩國際有限公司(「前稱Arcon Industries Limited」)於集團重組之前向其當時之股東宣派60,000,000港元之中期股息。

董事建議股東在股東週年大會上批准派發每股0.02港元之末期股息(二零零零年：零)。

13. 每股盈利

本年度每股盈利之計算方法乃按本年度純利117,280,000港元(二零零零年：80,948,000港元)及假設集團重組已於二零零零年一月一日完成之情況下，本年度全年應已發行股份之加權平均數1,342,246,575股(二零零零年：1,280,000,000股)計算。

14. 廠房及設備

	傢俬、裝置及設備 千港元	汽車 千港元	總額 千港元
本集團			
成本值			
於二零零一年一月一日	994	–	994
添置	789	1,871	2,660
出售	–	(335)	(335)
於二零零一年十二月三十一日	1,783	1,536	3,319
折舊			
於二零零一年一月一日	205	–	205
年內撥備	452	307	759
於二零零一年十二月三十一日	657	307	964
賬面淨值			
於二零零一年十二月三十一日	1,126	1,229	2,355
於二零零零年十二月三十一日	789	–	789

本公司於期間內及結算日概無任何廠房及設備。

10. 財務費用

	二零零一年 千港元	二零零零年 千港元
關於以下各項之利息：		
於五年內悉數償還之銀行透支及短期銀行借貸	**4,545**	588
其他借貸成本	**994**	–
借貸成本總額	**5,539**	588
銀行費用	**1,939**	–
	7,478	588

11. 稅項

	二零零一年 千港元	二零零零年 千港元
稅項支出包括：		
香港利得稅：		
本年度	**22,710**	14,883
以往年度不足撥備	**297**	–
本公司及其附屬公司應佔稅項	**23,007**	14,883

香港利得稅乃按本年度估計應課稅溢利之16%計算。

由於中國附屬公司年內產生虧損，因此年內概無就本公司之中國附屬公司提供中國入息稅撥備。

由於金額並不顯著，概無於財務報告中確認遞延稅項撥備。

9. 董事及僱員酬金－續

董事之酬金介乎以下範圍：

	董事數目	
	二零零一年	二零零零年
至1,000,000港元	**6**	3
4,000,001港元至4,500,000港元	**1**	–
5,500,001港元至6,000,000港元	**–**	1
	7	4

僱員酬金：

年內，五名最高薪人士包括四名董事(二零零零年：一名董事)，彼等之酬金詳情載列於上文。其餘最高薪人士之酬金如下：

	二零零一年 千港元	二零零零年 千港元
薪酬及其他福利	**1,000**	2,033
退休福利計劃供款	**12**	–
	1,012	2,033

其餘最高薪人士之酬金介乎以下範圍：

	僱員數目	
	二零零一年	二零零零年
至1,000,000港元	**–**	4
1,000,001港元至1,500,000港元	**1**	–
	1	4

8. 經營溢利

經營溢利已扣除下列各項：

	二零零一年 千港元	二零零零年 千港元
核數師酬金	**650**	307
廠房及設備折舊	**759**	151
出售廠房及設備之虧損	**67**	49
有關租賃物業之經營租賃租金	**1,393**	518
僱員成本：		
董事袍金		
－袍金	**160**	–
－其他酬金	**5,719**	5,918
	5,879	5,918
不包括董事袍金之僱員成本	**11,811**	8,670
不包括包含董事袍金之款額之退休福利計劃供款	**220**	–
	17,910	14,588

9. 董事及僱員酬金

董事酬金：

	二零零一年 千港元	二零零零年 千港元
袍金：		
執行董事	**–**	–
獨立非執行董事	**160**	–
	160	–
其他酬金(執行董事)：		
薪酬及其他福利	**5,108**	5,918
花紅	**590**	–
退休福利計劃供款	**21**	–
總酬金	**5,719**	5,918

5. 業務及地區分類－續

地區分類

本集團全年之業務主要位於香港。本集團按地區市場之銷售分析載列如下：

	二零零一年 千港元	二零零零年 千港元
按地區市場劃分之營業額：		
中華人民共和國（「中國」）	**278,311**	191,262
香港	**1,136,693**	787,405
	1,415,004	978,667
按地區市場劃分之毛利貢獻：		
中國	**56,245**	38,634
香港	**113,297**	74,829
	169,542	113,463
按地區市場劃分之分類資產賬面值及廠房及設備之增加：		
中國	**206,501**	167,333
香港	**424,732**	264,590
	631,233	431,923

6. 銷售成本

	二零零一年 千港元	二零零零年 千港元
銷售成本包括：		
已售貨品之購買成本	**1,319,137**	911,624
回佣	**(73,675)**	(46,420)
	1,245,462	865,204

7. 其他收益

	二零零一年 千港元	二零零零年 千港元
銀行存款之利息	**3,767**	3,010
雜項收入	**1,390**	–
	5,157	3,010

5. 業務及地區分類－續

截至二零零零年十二月三十一日止年度／於二零零零年十二月三十一日：

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	合併 千港元
營業額			
對外銷售	882,590	96,077	978,667
業績			
分類業績	85,171	21,872	107,043
其他收益			3,010
未分配公司開支			(13,634)
經營溢利			96,419
財務費用			(588)
除税前溢利			95,831
税項			(14,883)
股東應佔溢利			80,948
資產負債表			
資產			
分類資產	290,802	72,179	362,981
未分配公司資產			68,942
綜合總資產			431,923
負債			
分類負債	271,796	21,068	292,864
未分配公司負債			15,348
綜合總負債			308,212
其他資料			
資本增加	796	–	796
折舊	151	–	151

5. 業務及地區分類－續

有關上述業務之分類資料載列如下：

截至二零零一年十二月三十一日止年度／於二零零一年十二月三十一日：

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	合併 千港元
營業額			
對外銷售	1,356,234	58,770	1,415,004
業績			
分類業績	130,983	11,689	142,672
其他收益			5,157
未分配公司開支			(64)
經營溢利			147,765
財務費用			(7,478)
除税前溢利			140,287
税項			(23,007)
股東應佔溢利			117,280
資產負債表			
資產			
分類資產	354,903	102,137	457,040
未分配公司資產			174,193
綜合總資產			631,233
負債			
分類負債	226,586	25,058	251,644
未分配公司負債			17,241
綜合總負債			268,885
其他資料			
資本增加	2,621	39	2,660
折舊	751	8	759

3. 主要會計政策－續

稅項

稅項支出乃按本年度之業績將其無須課稅或不獲寬減之項目調整後計算。某些收入及支出項目在稅務上與在財務報表中於不同之會計年度確認，因而引致時差。遞延稅項乃就重大時差所產生之稅務影響以負債法撥備，惟撥備只限於在可見將來落實之負債或資產。

退休福利成本

計入收益表之退休福利成本指本集團於本年度為僱員向在香港成立之界定供款福利退休計劃及其他司法權區之退休計劃作出之應付供款。

4. 營業額

營業額指年內向外界客戶出售產品及提供服務已收或應收之款額減去年內貿易折扣及退貨。

本集團本年度按主要業務分析之營業額及毛利項獻如下：

	二零零一年 **千港元**	二零零零年 千港元
按主要業務劃分之營業額：		
分銷電腦組件及資訊科技產品	**1,356,234**	882,590
提供綜合電子啟動方案	**58,770**	96,077
	1,415,004	978,667

5. 業務及地區分類

業務分類

為管理目的起見，本集團目前分為兩個營運部門如下：

－ 分銷電腦組件及資訊科產品

－ 提供綜合電子啟動方案

3. 主要會計政策－續

租賃

倘租賃期條款將所有權絕大部份風險及收益轉讓予本公司，則租賃被分類為融資租賃。所有其他租賃被分類為經營租賃。

經營租賃項下之應付租金按相關租賃期限以直線法之基準計入損益表內。

廠房及設備

廠房及設備按成本值減折舊及累計減值虧損列賬。折舊乃按廠房及設備之原價於其估計使用年期內及計入其估計剩餘價值後以直線攤銷法計算，每年折舊率為20%。

資產出售或棄用之損益，乃按其出售之價值與賬面值之差額計入損益表內。

存貨

存貨以成本值與可變現淨值兩者中之較低者列出。成本值包含購買貨品之發票價值，並按先入先出方法計算。可變現淨值乃將估計售價減出售所需之估計成本值。

外幣

非港幣之交易均按交易日滙率折算為港幣。於結算日之外幣資產及負債均按當日之滙率申算為港幣。所有滙兑損益均在損益表內處理。

於綜合賬目時，本集團以非港幣結算之海外業務之資產及負債，均按結算日之滙率換算。收入及開支項目按本年度之平均滙率換算。產生之滙兑差額(如有)被分類為股本，並轉移至本集團之換算儲備中，且於業務出售之年度確認為收入或列為開支。

2. 採納新訂及經修訂會計實務準則－續

經營租賃承擔

會計實務準則第14號(經修訂)「租賃」已對融資及營業租約會計基準及本集團租賃安排之指定披露事宜等作出部分修訂。該等變動對本期或過往會計年度業績並無任何重要影響，因此，毋須就過往年度作出調整。為符合表達一致，本集團所有租賃安排之比較數字及披露事項已經修改。

3. 主要會計政策

財務報告已按照歷史成本常規法編製。

財務報告已根據香港普遍接納之會計準則編寫而成。所採納之主要會計政策如下：

綜合賬目基準

綜合賬目包括本公司及其附屬公司截至十二月三十一日止之會計賬目。

年內收購或出售之附屬公司之業績由實際收購日期起或實際出售日期止(視適當情況而定)已於綜合損益表內列出。

附屬公司投資

附屬公司投資扣減任何已確認之減值虧損後按成本值列於本公司之資產負債表內。

收入確認

產品銷售乃於貨品送遞及擁有權轉移時確認。

銀行存款之利息收入乃按尚餘本金及適用之利率以時間基準確認入賬。

投資之股息收入於股東可收取有關款項之權利肯定時確認入賬。

1. 集團重組及財務報表編製基準

本公司於二零零零年十二月五日根據開曼群島公司法第22章(2001年第二次修訂本)註冊成立為一間獲豁免有限公司。

根據本集團為籌備本公司股份於香港聯合交易所有限公司(「聯交所」)主板上市而進行之集團重組(「集團重組」),本公司於二零零一年八月二十九日成為本集團之控股公司。本公司股份自二零零一年十月二十四日起於主板上市。

本集團因集團重組而被視為持續實體。據此,此等財務報告乃按合併會計基準編製,猶如本公司一向作為本集團之控股公司般。

集團重組之進一步詳情載於本公司於二零零一年十月十二日刊發之售股章程。

本公司乃一間投資控股公司,而本集團之主要業務為從事電腦組件買賣及提供電子啟動方案及技術服務。

2. 採納新訂及經修訂會計實務準則

本年度,本集團首次採納香港會計師公會頒佈之多項新訂及經修訂會計實務準則(「會計實務準則」)。採納該等會計實務準則已導致本集團多項會計政策有所變動。經修訂會計政策載於附註3。此外,新訂及經修訂會計實務準則已訂定額外及經修訂披露規定,而本財務報表已採納該等額外及經修訂披露規定。去年比較數字已經重整以達致呈報一致。

採納該等新訂及經修訂會計實務準則已導致本集團會計政策有以下變動,因而影響本期或過往期間所呈報之數額及披露。

	附註	二零零一年 千港元	二零零零年 千港元
經營業務現金(流出)流入淨額	23	**(85,523)**	12,090
投資回報及融資費用			
已收利息		**3,767**	3,010
已付利息		**(5,539)**	(588)
已付股息		**(60,000)**	–
投資回報及融資費用現金(流出)流入淨額		**(61,772)**	2,422
稅項			
已付香港利得稅		**(21,797)**	(8,366)
投資活動			
出售廠房及設備所得款項		**268**	–
購買廠房及設備		**(2,660)**	(796)
董事償還款項(獲發墊款)		**6,909**	(3,625)
抵押銀行存款之增加		**(39,418)**	(20,385)
投資活動之現金流出淨額		**(34,901)**	(24,806)
融資前之現金流出淨額		**(203,993)**	(18,660)
融資	24		
新發行股份減去發行開支所得款項		**181,357**	–
融資之現金流入淨額		**181,357**	–
現金及現金等值項目減少		**(22,636)**	(18,660)
年初之現金及現金等值項目		**39,250**	57,910
年終之現金及現金等值項目		**16,614**	39,250
現金及現金等值項目結存分析			
銀行結餘及現金		**107,500**	39,250
銀行透支		**(94)**	–
短期銀行借貸		**(90,792)**	–
		16,614	39,250

	附註	二零零一年 千港元
非流動資產		
於一間附屬公司之投資	15	112,569
流動資產		
其他應收賬款		181
應收附屬公司款項		151,270
銀行餘額		30,076
		181,527
流動負債		
應計費用		110
		110
流動資產淨值		181,417
資產淨值總額		293,986
資本及儲備		
股本	21	16,000
儲備	22	277,986
股東資金		293,986

游本宏先生
董事

陳麗絮女士
董事

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
廠房及設備	14	**2,355**	789
流動資產			
存貨	16	**252,584**	131,261
貿易應收賬款、預付款項及按金	17	**208,991**	233,329
應收董事款項	18	**–**	6,909
抵押銀行存款		**59,803**	20,385
銀行結餘及現金		**107,500**	39,250
		628,878	431,134
流動負債			
貿易應付賬款及應計費用	19	**164,134**	295,538
應付一間關連公司款項		**–**	19
税項負債		**13,865**	12,655
銀行透支及短期銀行借貸	20	**90,886**	–
		268,885	308,212
流動資產淨值		**359,993**	122,922
資產淨值總額		**362,348**	123,711
資本及儲備			
股本	21	**16,000**	9,570
儲備	22	**346,348**	114,141
股東資金		**362,348**	123,711

游本宏先生
董事

陳麗絮女士
董事

	附註	二零零一年 千港元	二零零零年 千港元
營業額	4	**1,415,004**	978,667
銷售成本	6	**(1,245,462)**	(865,204)
毛利		**169,542**	113,463
其他收益	7	**5,157**	3,010
分銷成本		**(5,785)**	(6,420)
行政開支		**(21,149)**	(13,634)
經營溢利	8	**147,765**	96,419
財務費用	10	**(7,478)**	(588)
除税前溢利		**140,287**	95,831
税項	11	**(23,007)**	(14,883)
本年度純利		**117,280**	80,948
股息	12	**60,000**	–
每股盈利(港仙)	13		
基本		**8.7**	6.3

除純利外，年內概無確認收益及虧損。

意見

吾等認為，財務報告真實及公平反映　貴公司及　貴集團於二零零一年十二月三十一日之財政狀況，及　貴集團截至該日止年度之溢利及現金流量，並已按香港公司條例之披露要求妥為編製。

德勤•關黃陳方會計師行
執業會計師
香港，二零零二年四月二十四日

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致宏通集團控股有限公司各股東

(於開曼群島註冊成立之有限公司)

吾等已完成審核載於第20頁至第46頁按照香港普遍採納之會計原則編製之財務報告。

董事及核數師之個別責任

董事須負責編製真實及公平之財務報告。在編製該等真實及公平之財務報告時，董事必須貫徹選用合適之會計政策。

吾等之責任是根據吾等審核工作之結果，對該等財務報告表達獨立之意見，並向股東作出報告。

意見之基礎

吾等乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時所作的重大估計和判斷，所釐定的會計政策是否適合　貴公司及　貴集團之具體情況，及是否貫徹應用並充份披露該等會計政策。

吾等在策劃及進行審核工作時，均以取得一切吾等認為必需之資料及解釋為目標，使吾等能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，吾等亦已衡量該等財務報告所載之資料在整體上是否足夠。吾等相信，吾等之審核工作已為下列意見建立合理之基礎。

退休福利計劃

本集團嚴格遵守強制性公積金條例，為香港員工提供強制性供款，並為其他司法權區之員工提供退休計劃。

結算日後事項

於結算日期之後概無重大事件發生。

公司管治

本公司於截至二零零一年十二月三十一日止整個期間均符合聯交所證券上市規則附錄14所載之最佳應用守則。

優先購股權

根據本公司組織章程或開曼群島法律，概無條文規定本公司須按比例向現有股東授予新股優先購買權。

核數師

德勤•關黃陳方會計師行獲委任為本公司有關期間內之核數師。將於本公司股東週年大會上提呈決議案重聘彼等為本公司核數師。

代表董事會
游本宏
主席

二零零二年四月二十四日

主要股東

於二零零一年十二月三十一日，除上文披露有關董事之權益外，根據披露權益條例第16(1)條設立之主要股東名冊，本公司知悉直接或間接持有本公司已發行股份10%或以上權益之股東如下：

名稱	股份數目	持有之大約百分比
E-Career Investments Limited *(附註)*	1,200,000,000	75%
游本宏先生 *(附註)*	1,200,000,000	75%

附註： E-Career Investments Limited之已發行股本完全由游本宏先生實益擁有。因此，根據披露權益條例第8部份，E-Career Investments Limited及游本宏先生均被視為於本公司股本中擁有重複權益。

除上文所披露者外，於二零零一年十二月三十一日本公司並未獲知會有任何其他佔有本公司已發行股本10%或以上之權益。

主要客戶及供應商

於年內，本集團五大客戶約佔本集團營業額67%，當中最大客戶約佔營業總額47.8%。

本集團五大供應商的採購額總數約佔本集團本年度採購額100%。最大供應商的採購額約佔本集團採購額之93.2%。

於截至二零零一年十二月三十一日止財政年度內，董事、彼等各自之聯繫人士或任何股東(就董事所知擁有本公司股本5%以上)概無擁有本集團五大客戶及五大供應商任何一位的任何權益。

本集團與其客戶進行之所有交易均按正常商業條款進行。

除上文所述者外，下列董事於二零零一年十二月三十一日持有本集團全資附屬公司之無投票權遞延股份權益之董事如下：

附屬公司名稱	董事名稱	持有無投票權遞延股份之股數
宏恩國際有限公司	游本宏先生	6,400,000股每股面值1港元之股份
	趙威能先生	1,600,000股每股面值1港元之股份

除上述所披露者及若干董事以代理人身份持有之代理人股份外，各董事及行政總裁及彼等之聯繫人士，概無於本公司或其任何聯繫公司(定義見披露權益條例)之證券中擁有任何須於二零零一年十二月三十一日記錄在根據披露權益條例第29條保存之股東名冊之個人、家族、公司或其他權益。

本公司、其控股公司或其任何附屬公司於期間內之任何時間概無訂立任何安排，令本公司董事以收購本公司或任何其他法人團體之股份或債務證券(包括債券)之方式而獲益，而董事或彼等之配偶或十八歲以下之子女概無權認購本公司證券或已行使上述任何權利。

購買股份或債券之安排

除根據上述集團重組發行本公司股份外，本公司、其控股公司或其任何附屬公司概無於任何時間訂立任何安排，令本公司董事以收購本公司或任何法人團體之股份或債券之方式而獲益。

董事之重大合同權益

於年結日或本年度內任何時間，各董事在本公司、其控股公司或其任何附屬公司訂立之重大合同中，概無擁有直接或間接之重大權益。

每位執行董事與本公司訂立服務協議，根據上述協議，彼等自二零零一年九月一日起作為執行董事，最初任期為兩年，並於其後續任，直至任何一方於不少於三個日曆月前以書面通知對方為止。所有執行董事亦有權獲得管理花紅，但本公司於任何財政年度向所有執行董事派發之花紅總數不得超過本集團該財政年度經審核綜合或合併純利之5%(在扣除稅、少數股東權益及該花紅之款項之後，但不包括非經常項目)。董事獲得有關二零零一年十二月三十一日止年度之管理花紅之權利須視乎本公司該年度是否超過113,000,000港元之合併純利(在扣除稅、少數股東權益及該花紅之款項之後，但不包括非經常項目)而定。

每位獨立非執行董事獲委任年期由其委任日期起算，為期兩年。

除上文披露者外，於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立一年內不可由本集團毋須補償(法定賠償除外)而予以終止之服務合約。

董事之證券權益

於二零零一年十二月三十一日按照本公司依據香港證券(披露權益)條例(披露權益條例)第29條所設存名冊之記錄，董事及行政總裁及彼等之聯繫人士擁有本公司或其聯繫公司股本之權益如下：

本公司股份權益

名稱	個人權益	家族權益	公司權益	其他權益	股份總數
游本宏先生	–	–	1,200,000,000 *(附註)*	–	1,200,000,000

*附註：*上述股份由E-Career Investments Limited，一間於英屬處女群島註冊成立並由游本宏先生全資擁有之公司持有。

授出之購股權須於授出日期起計28日內按每份購股權1港元之價格予以接納。購股權可於購股權接納日期起之六個月屆滿後起至本公司董事會決定之日期止任何時間行使，但無論如何不得超過10年。行使價由本公司董事釐定，惟不低於股份於授出日期前五個營業日之平均收市價或股權授出當天之股份收市價(以較高者為準)。

本公司自採納該計劃起之期間內概無授出購股權。

儲備

本集團及本公司年內／期間內儲備之變動詳情載於財務報告附註22。

董事及董事之服務合同

本公司自註冊成立日期至本報告日期之董事：

執行董事：

游本宏	(於二零零零年十二月二十九日獲委任)
陳麗絮	(於二零零零年十二月二十九日獲委任為游本宏或趙威能之替任董事，於二零零一年五月二日退任，及於二零零一年六月一日獲重新委任為執行董事)
余志明	(於二零零一年六月一日獲委任)
陳志明	(於二零零一年六月一日獲委任及於二零零二年一月三十一日退任)
趙威能	(於二零零零年十二月二十九日獲委任及於二零零一年五月二日退任)
Neil T. Cox	(於二零零零年十二月五日獲委任及於二零零零年十二月二十九日退任)

獨立非執行董事：

劉助	(於二零零一年六月一日獲委任)
胡競英	(於二零零一年六月一日獲委任)

按照本公司組織章程之規定，余志明先生之任期將於即將舉行之股東週年大會上屆滿，並合資格並有意膺選連任。

財務概要

本集團於截至二零零一年十二月三十一日止四個年度各年之業績及資產與負債之概要載於年報第47頁。

廠房及設備

本集團於年內之廠房及設備之變動詳情載於財務報告附註14。

股本

本公司於期間內之法定、已發行及繳足股本之變動詳情載於財務報告附註21。

於期間內，本公司或其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

購股權計劃

本公司之購股權計劃(「該計劃」)乃根據二零零一年八月二十九日通過之一項決議案而採納，目的為確認本集團董事及合資格僱員之貢獻，該計劃期限將於二零一一年八月屆滿。根據該計劃，本公司可向合資格僱員，當中包括本公司及其附屬公司之董事，授予購股權，以認購本公司股份。

根據該計劃及本公司任何其他計劃，在行使所有獲授而尚未行使及將行使之購股權可發行之股份總數不得超過本公司不時發行股份之30%之條件下，如未經本公司股東事先批准，根據有關該計劃可能授出之購股權之股份總數，與根據任何其他計劃授出之股份合計不得超過緊隨本公司股份於聯交所上市之後本公司已發行股本之10%。如未經本公司股東事先批准，根據於任何十二個月期間可能授予任何人士之購股權而授出之股份總數不得超過本公司已發行股份之1%。

董事會提呈彼等自二零零零年十二月五日(註冊成立之日期)至二零零一年十二月三十一日期間之首份報告及經審核財務報告。

集團重組及本公司股份於香港聯合交易所有限公司(「聯交所」)主板上市

本公司於二零零零年十二月五日於開曼群島根據開曼群島公司法第22章(2001年第二次修訂)註冊成立為有限公司。根據本集團為籌備將本公司股份於聯交所上市而進行之集團重組,本公司於二零零一年八月二十九日成為本集團之控股公司。集團重組之詳情載於本公司於二零零一年十月十二日刊發之售股章程附錄五「集團重組」一段。

本公司股份於二零零一年十月二十四日於聯交所上市。

主要業務

本公司作為一間投資控股公司。其附屬公司之主要業務載於財務報告附註30。

更改名稱

根據二零零一年七月二十六日之股東特別決議案,本公司名稱自二零零一年七月二十七日起由Arcon Group Holdings Limited改名為宏通集團控股有限公司。

業績及盈餘分配

本集團截至二零零一年十二月三十一日止年度之業績載於年報第20頁之綜合損益表。

一間附屬公司於重組之前向該附屬公司之當時股東宣派及派發60,000,000港元之中期股息。

董事建議向二零零二年五月二十三日名列於股東登記名冊之股東派發每股末期股息0.02港元,合共達32,000,000港元,而本年度餘下的溢利將予保留。

胡競英女士，43歲，Netdirect Incorporation之行政總裁兼Fee Tang (China) Production Limited之董事，持有台灣國立大學學士學位(主修外語)、美國Barry University之科學碩士學位及美國Florida International University之工商管理碩士學位。胡女士為美國馬里蘭州Association of Chartered Certified Accountants之資深會員及香港會計師公會會員，亦為美國執業會計師，在會計及財務方面積逾9年經驗。胡女士於二零零一年六月一日獲委任為本公司之獨立非執行董事。

高級管理層

鍾偉文先生，38歲，本集團之財務總監，持有香港城市大學之國際商業管理學碩士學位及香港大學之社會科學(榮譽)學士學位(主修經濟)。鍾先生為英國特許公認會計師公會資深會員及香港會計師公會會員。於二零零零年九月加盟本集團之前，鍾先生為一間國際會計師行之經理。

何純文先生，44歲，本集團之網絡基建解決方案部銷售總監。何先生持有台灣私立淡江大學之電腦科學學士學位，擁有逾17年資訊科技經驗，並於台灣多間系統集成公司擔任要職。此外亦在軟件發展、銷售、市場推廣、項目管理及產品管理方面具有廣泛經驗。何先生於二零零一年一月加盟本集團。

段嘉尚先生，32歲，本集團之產品市場推廣部總監，持有台灣國立成功大學之工商管理碩士學位。段先生於二零零零年三月加盟本集團。

蘇憶強先生，35歲，本集團之電腦配件產品部銷售總監。蘇先生於台灣私立淡江大學畢業，主修機電工程，並於一九九九年七月加盟本集團。

執行董事

游本宏先生，39歲，本集團創辦人兼本公司主席及行政總裁。在一九九五年創立本集團前，游先生於台灣從事電腦零件分銷業務。在台灣及香港從事電腦零件分銷業務約達13年。游先生負責本集團之整體管理及策略規劃。

陳麗絮女士，43歲，本集團副主席，負責本集團之香港銷售及市場推廣業務。陳女士於國立臺灣海洋學院畢業。於一九九八年五月加盟本集團之前，陳女士在電子產品銷售及市場推廣方面積逾12年經驗。

余志明先生，45歲，本集團營運總監，主要負責監督本集團之綜合電子啟動方案項目，並為本集團建立策略聯盟。余先生持有香港中文大學工商管理學學士學位，曾於香港多間國際銀行擔任要職，並積逾13年之企業銀行經驗。離開銀行業後，余先生出任一間系統集成公司及國際品牌網絡產品主要中國代理商之總經理一職達4年。余先生於二零零零年八月加盟本集團。

獨立非執行董事

劉助博士，53歲，Base Technology Group Inc.之主席兼行政總裁。劉博士為西班牙馬拉加科學園國際協會總部之國際董事會、聯交所創業板上市委員會及香港Innovation and Technology Fund審查委員會(全面支援基金)之其中一位成員，以及香港Research Grants Council Co-operation Research Centres Sub-Committee之主席，亦為英國劍橋大學之客座學者。劉博士持有美國Syracuse University之哲學博士學位。於二零零一年六月一日，劉博士獲委任為本公司之獨立非執行董事。

資產抵押

根據本集團與一間主要供應商訂立之分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益(包括應收賬款)之抵押權益，作為本集團之任何到期而未清償欠款之抵押。此外，本集團若干銀行存款已抵押了其往來銀行，以取得授予本集團之若干銀行信貸。詳情請參閱財務報告第42頁附註26。

投資

本集團年內並未持有任何重大投資，亦並無任何重大資本開支。

或然負債

於二零零一年十二月三十一日，本集團並無任何重大或然負債。

僱員

於二零零一年十二月三十一日，本集團有70名全職僱員。

本集團主要按業內慣例，個人表現及經驗而向僱員支付薪酬。除基本薪酬外，本集團將參考本集團之表現及個人表現給予合資格僱員酌情花紅、購股權及其他福利包括醫療及退休計劃。

審核委員會

本集團於二零零一年八月二十九日成立審核委員會(「委員會」)。委員會已審核本集團截至二零零一年十二月三十一日止年度之財務報告。委員會之主要工作包括審核及監管本集團之財務呈報過程及內部監控。

流動資金及財務資源

本集團於二零零一年十二月三十一日之現金及銀行結存總額(包括已抵押銀行存款)約167,000,000港元(二零零零年：約60,000,000港元)。經扣除於二零零一年十二月三十一日之短期銀行貸款及透支約91,000,000港元後(二零零零年：無)，本集團於二零零一年十二月三十一日錄得現金結餘淨額約76,000,000港元，而二零零零年十二月三十一日則為60,000,000港元。短期銀行貸款乃為本集團的存貨採購而提供資金。本集團於二零零一年十二月三十一日之資本與負債比率(按總附息債項除以本集團資產淨值計算)為0.25:1。由於在二零零零年十二月三十一日概無附息債項，因此於該年概無呈列資產與負債比率。

本集團於二零零一年十二月三十一日錄得流動資產總值約629,000,000港元(二零零零年：約431,000,000港元)，於二零零一年十二月三十一日之流動負債總值約269,000,000港元(二零零零年：約308,000,000港元)。本集團之流動比率於二零零一年十二月三十一日(以總流動資產除以總流動負債)為2.3(二零零零年：1.4)。流動比率有所改善，主要由於集團年內賺取及保留其溢利、應付帳目有較大的減幅，以及本集團保留於本公司股份於二零零一年十月在聯交所上市時所獲取之款項淨額所致。

本集團錄得股東資金有所上升，由二零零零年十二月三十一日約124,000,000港元，上升至二零零一年十二月三十一日約362,000,000港元。

庫務政策

本集團運作上所需的資金來自集團的內部資源及香港銀行的貸款。銀行貸款主要為貿易融資貸款，還款期為由發票日起計120日。銀行利率主要參考香港最優惠利率或就港元貸款而言，參考銀行同業拆息及就美元貸款而言，參考新加坡或倫敦銀行同業拆息而釐訂。

本集團之銀行存款以港元或美元計算。

本集團之交易主要以港元或美元計算。因此滙率波動風險較低。本集團於年內並無就外幣交易進行任何套戥。

集團重組

除為籌備本公司股份於聯交所主板上市而進行之集團重組外，年內並無重大收購或出售附屬公司及聯營公司。集團重組之詳情載於本公司於二零零一年十月十二日刊發之售股章程。

業務回顧

本集團截至二零零一年十二月三十一日止年度之營業額約1,415,000,000港元，較去年上升約45%。升幅主要由於香港及中國市場對CPU及主機板之需求急升所致。總營業額中約96%及4%乃分別來自本集團之分銷業務及電子啟動解決方案業務。

經營開支由二零零零年約20,000,000港元增加至二零零一年約27,000,000港元，主要由於增加僱員人數以應付業務增長，導致薪酬開支上升所致。

財務成本由二零零零年約588,000港元上升至二零零一年約7,478,000港元，主要由於本集團採購額上升，令到所須銀行貸款利息增加所致。

由於營業額上升以及毛利率有所改善，除稅前溢利由二零零零年約96,000,000港元增加至二零零一年約140,000,000港元。

稅項由二零零零年之約15,000,000港元增加至二零零一年約23,000,000港元，與除稅前溢利升幅一致。

因此，年內股東應佔純利由二零零零年約81,000,000港元，增加至二零零一年約117,000,000港元，升幅約45%。

於二零零二年，本集團已制定其促銷策略以改善其品牌知名度。於二零零二年一月，本集團透過與台灣一家主要主機板生產商訂立合作安排，開始分銷名為「Arcon」品牌的主機板。根據該合作安排，主機板生產商承諾設計及生產Arcon主機板，而本集團負責將Arcon主機板分銷至中國市場。

本集團相信，隨著新一代流動通訊科技之發展，客戶及企業快將能夠透過流動通訊購物、進行業務及取得資訊。流動及無線業務將成為企業經營之最新模式。為迎合此新趨勢，並致力為企業提供全面之流動解決方案，本集團除與英特爾就無線應用進行合作之外，亦與其他流動業務應用方案系統發展商訂立業務聯盟。

公司管治

董事認為，本公司在本公司股份於聯交所上市後全年內均遵守聯交所證券上市規則附錄14所載之最佳實務守則。

購買、出售或贖回本公司上市證券

於上述財政年度內，本公司概無贖回本公司任何股份，而本公司或其任何附屬公司亦無購買或出售本公司之任何股份。

確認

本人謹藉此機會代表董事會，感謝全體董事及員工之寶貴參與及工作。本人並充心感謝本公司業務伙伴過去之支持。

游本宏
主席
香港，二零零二年四月二十四日

業務及營運回顧

本集團於二零零一年度維持良好的業務及表現。營業額由大約979,000,000港元增至1,415,000,000港元，較去年上升約45%。年度純利由81,000,000港元增至117,000,000港元，較去年上升約45%。

本集團在其分銷業務，尤其是銷售英特爾盒裝中央處理器(「CPU」)方面取得顯著增長。盒裝CPU銷售增長很大程度上乃由於香港及中國市場之需求增加，以及本集團加強中國之渠道網絡所致。盒裝CPU主要售予中國境內無自我品牌的個人電腦(「個人電腦」)製造商及顧客自行安裝市場。於二零零一年，按單位數量及金額價值計算，本集團繼續作為英特爾在亞太地區盒裝CPU主要分銷商之一。

除分銷業務外，本集團亦已發展其電子啟動方案業務。據本集團觀察所得，未來數年之電子啟動方案，尤其是在無線及流動解決方案方面之需求將會劇增。因此，本集團已成立一支特別隊伍，專責提供無線及流動解決方案，並正與某些在中國從事電訊及機場業務的公司商討合作項目。

展望

預期大中華地區之電腦零配件及網絡產品市場，尤其是中國，於未來數年將有顯著增長。由於中國加入世貿，預期將有愈來愈多之電腦硬件及軟件賣家嘗試滲入中國市場。本集團將是與上述公司成立策略性聯盟之最佳選擇，故彼等可利用本集團已設立之分銷網絡。反之，本集團可擴展其產品範圍及收入來源，並促進其技術能力。

自二零零二年一月起，除盒裝CPU外，本集團更獲英特爾授予在中國境內分銷工業包裝的英特爾CPU(「工業包裝CPU」)。工業包裝CPU目標客戶為在中國的地區性及小型個人電腦原設備生產商。本集團相信中國工業包裝CPU銷售將於二零零二年顯著增加，而這將會為本集團帶來額外穩定的收入來源。本集團並有信心可以在中國工業包裝CPU市場方面取得重要之市場佔有率。

本人謹代表董事會(「董事會」)，欣然提呈宏通集團控股有限公司(「本公司」)截至二零零一年十二月三十一日止年度業績報告。

業績

本公司及其附屬公司(「本集團」)截至二零零一年十二月三十一日止年度之財務業績概要如下：

— 營業額約為1,415,000,000港元，約增加45%；

— 除稅前溢利約為140,000,000港元，約增加46%；

— 股東年度應佔純利約為117,000,000港元，約增加45%；及

— 擬派發每股末期股息為0.02港元。

股息

附屬公司已於本集團重組前向該附屬公司當時股東宣派60,000,000港元之中期股息，該重組目的為以籌備本公司股份於香港聯合交易所有限公司(「聯交所」)主板上市。

董事會建議派發每股末期股息0.02港元。待股東於股東週年大會批准後，將於二零零二年六月十五日或之前向登記股東派發末期股息。

暫停股東登記

本公司將於二零零二年五月二十四日至二零零二年五月三十日(包括首尾兩日)暫停股東登記。於上述時間內，不會進行任何股份過戶。所有過戶文件連同相關的股票必須不遲於二零零二年五月二十三日下午四時正前交回本公司之股份過戶登記處香港分處標準證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓，方合資格收取建議末期股息。

執行董事

游本宏先生*(主席)*
陳麗絮女士*(副主席)*
余志明先生

非執行董事

劉助博士
胡競英女士

註冊辦事處

Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands
British West Indies

總公司及主要營業地點

香港
九龍
九龍灣
展貿徑1號
香港國際貿易展覽中心
12樓1299室

公司秘書

鍾偉文先生，*FCCA, AHKSA*

法律顧問

范紀羅江律師事務所

審計師

德勤 • 關黃陳方會計師行

審核委員會

劉助博士
胡競英女士

主要銀行

恒生銀行有限公司
香港上海滙豐銀行有限公司

主要股份過戶登記處

Bank of Butterfield International
(Cayman) Limited
P.O. Box 705
Butterfield House
Fort Street George Town
Grand Cayman
Cayman Islands
British West Indies

股份過戶登記處香港分處

標準證券登記有限公司
香港
中環
干諾道中111號
永安中心5樓

網址

www.artelholdings.com

證券代號

931

目錄

ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司

[illegible]群島註冊成立之有限公司)



年報

2001